                                                          File Number 333-120704

--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-6

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                       Pre-Effective Amendment Number 1


                     Post-Effective Amendment Number __

                                    and/or

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                              Amendment Number 1


                     MINNESOTA LIFE VARIABLE LIFE ACCOUNT
                          (Exact Name of Registrant)

                       Minnesota Life Insurance Company
            (formerly The Minnesota Mutual Life Insurance Company)
                              (Name of Depositor)

                            400 Robert Street North
                        St. Paul, Minnesota 55101-2098
             (Address of Depositor's Principal Executive Offices)

                                1-651-665-3500
              (Depositor's Telephone Number, including Area Code)

                              Dennis E. Prohofsky
            Executive Vice President, General Counsel and Secretary
                       Minnesota Life Insurance Company
                            400 Robert Street North
                        St. Paul, Minnesota 55101-2098
                    (Name and Address of Agent for Service)

                                   Copy to:
                             J. Sumner Jones, Esq.

                              Dykema Gossett PLLC
                                 Franklin Square
                                 Suite 300 West
                                1300 I Street NW
                            Washington, D.C. 20005

Title of Securities Being Registered: Variable Adjustable Life Insurance
Policies.

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

PART A:  INFORMATION REQUIRED IN A PROSPECTUS

Item Number Caption in Prospectus
----------- ---------------------

     1.     Front and Back Cover Pages

     2.     Benefit Summary: Benefits and Risks

     3.     Risk/Benefit Summary: Fee Table

     4.     General Description of Minnesota Life Variable Life Account, Minnesota Life
            Insurance Company and Portfolio Companies

     5.     Charges

     6.     General Description of Contracts

     7.     Premiums

     8.     Death Benefits and Contract Values

     9.     Surrenders, Partial Surrenders, and Partial Withdrawals

    10.     Loans

    11.     Lapse and Reinstatement

    12.     Taxes

    13.     Legal Proceedings

    14.     Financial Statements

Prospectus

Minnesota Life Insurance Company
Minnesota Life Variable Life Account

Variable Adjustable Life Insurance Policy

    This prospectus describes a Variable Adjustable Life Second Death Insurance Policy ("VAL Survivor") issued by Minnesota Life Insurance Company ("Minnesota Life"). The Policy may be adjusted, within described limits, as to face amount, premium amount and the plan of insurance.

    VAL Survivor policy values may be invested in our separate account called the Minnesota Life Variable Life Account ("Variable Life Account"). Policy values may also be invested in a general account option. The account value of each Policy will vary with the investment experience of these options.

The Variable Life Account invests its assets in the following Fund Portfolios:

[LOGO] ADVANTUS(TM)
Capital Management

Advantus Capital Management, Inc.:
..  Bond Portfolio
..  Index 400 Mid-Cap Portfolio
..  Index 500 Portfolio
..  International Bond Portfolio
..  Money Market Portfolio
..  Mortgage Securities Portfolio
..  Real Estate Securities Portfolio

[LOGO]

AIM Variable Insurance Fund:
..  AIM V.I. Aggressive Growth Fund -- Series II Shares
..  AIM V.I. Balanced Fund -- Series II Shares
..  AIM V.I. Dent Demographic Trends Fund -- Series II Shares
..  AIM V.I. Premier Equity Fund -- Series II Shares

     [LOGO]
American Century
  Investments

American Century Variable Portfolios, Inc.:
..  VP Income & Growth Fund -- Class II Shares
..  VP Ultra(R) Fund -- Class II Shares
..  VP Value Fund -- Class II Shares

[LOGO] CREDIT SUISSE ASSET MANAGEMENT

Credit Suisse Trust:

..  Global Small Cap Portfolio (Credit Suisse Global Post-Venture Capital
   Portfolio was renamed Credit Suisse Small Cap Portfolio effective February 21, 2005.)


[LOGO]
Fidelity/R/
INVESTMENTS

Fidelity Variable Insurance Products Funds:
..  Contrafund(R) Portfolio -- Service Class 2 Shares
..  Equity-Income Portfolio -- Service Class 2 Shares
..  Mid Cap Portfolio -- Service Class 2 Shares

[LOGO] FRANKLIN TEMPLETON INVESTMENTS/R/

Franklin Templeton Variable Insurance Products Trust:
..  Franklin Large Cap Growth Securities Fund -- Class 2 Shares

..  Franklin Small-Mid Cap Growth Securities Fund -- Class 2 Shares (Franklin
   Small Cap Fund was renamed Franklin Small-Mid Cap Growth Securities Fund effective May 1, 2005.)

..  Mutual Shares Securities Fund -- Class 2 Shares
..  Templeton Developing Markets Securities Fund --
    Class 2 Shares
..  Templeton Global Asset Allocation Fund -- Class 2 Shares

[LOGO]

Janus Aspen Series:
..  Balanced Portfolio -- Service Shares
..  Capital Appreciation Portfolio -- Service Shares
..  International Growth Portfolio -- Service Shares

[LOGO] MFS
INVESTMENT MANAGEMENT

MFS(R) Variable Insurance Trust /sm/:
..  Investors Growth Stock Series -- Service Shares
..  Mid Cap Growth Series -- Service Shares
..  New Discovery Series -- Service Shares
..  Value Series -- Service Shares

[LOGO] Oppenheimer Funds/R/
The Right Way to Invest

Oppenheimer Variable Account Funds:
..  Capital Appreciation Fund -- Service Shares
..  High Income Fund -- Service Shares

Panorama Series Fund, Inc.:
..  International Growth Fund -- Service Shares

[LOGO] PUTNAM INVESTMENTS

Putnam Variable Trust:
..  Putnam VT Growth and Income Fund -- Class IB Shares
..  Putnam VT International Equity Fund -- Class IB Shares
..  Putnam VT New Opportunities Fund -- Class IB Shares
..  Putnam VT New Value Fund -- Class IB Shares
..  Putnam VT Voyager Fund -- Class IB Shares

                                    [GRAPHIC]

W&R
TARGET FUNDS
--------------
Waddell & Reed

W&R Target Funds, Inc.
..  W&R Asset Strategy Portfolio
..  W&R Balanced Portfolio
..  W&R Core Equity Portfolio
..  W&R Growth Portfolio

..  W&R International Growth Portfolio (W&R International Portfolio was renamed
   W&R International Growth Portfolio effective December 3, 2004.)


.. W&R International Value Portfolio (W&R International II Portfolio was renamed W&R International Value Portfolio effective December 3, 2004.)

..  W&R Micro Cap Growth Portfolio
..  W&R Science and Technology Portfolio
..  W&R Small Cap Growth Portfolio
..  W&R Small Cap Value Portfolio
..  W&R Value Portfolio


    This prospectus must be accompanied by the current prospectuses of the Funds. You should read the prospectus carefully and retain it for future reference.

    The Policy has not been approved or disapproved by the SEC. Neither the SEC nor any state has determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   [LOGO] MINNESOTA LIFE
    400 Robert Street North . St. Paul, Minnesota 55101-2098
    Ph 651/665-3500 . http:/www.minnesotalife.com

    Dated:

Table of Contents


     Summary of Benefits and Risks                                                           1

     General Descriptions                                                                    5
           Minnesota Life Insurance Company                                                  5
           Variable Life Account                                                             6
           The Funds                                                                         6
           Additions, Deletions or Substitutions                                             9
           The Guaranteed Interest Account                                                  10


       Detailed Information about the Variable Adjustable Life Survivor Insurance Policy    11
           Adjustable Life Insurance                                                        11
           Policy Adjustments                                                               12
           Applications and Policy Issue                                                    14
           Policy Premiums                                                                  15
           Account Value                                                                    18
           Death Benefit Options                                                            21
           Policy Loans                                                                     22
           Surrender                                                                        24
           Free Look                                                                        25
           Policy Charges                                                                   25
           Other Policy Provisions                                                          27
           Additional Benefits                                                              29

     Other Matters                                                                          29
           Federal Tax Status                                                               29
           Voting Rights                                                                    33
           Distribution of Policies                                                         33
           Legal Proceedings                                                                34
           Registration Statement                                                           34

     Statement of Additional Information                                                    35

                (This page has been left blank intentionally.)

Summary of Benefits and Risks

The following summary is designed to answer certain general questions concerning the Policy and to give you a brief overview of the more significant features. The summary is not comprehensive and you should review the information contained elsewhere in this prospectus. This prospectus describes a variable adjustable life second death insurance policy called VAL Survivor providing a death benefit on the second death. As the policy owner, you can exercise all the rights under the Policy, including the right to change the owner and the beneficiary and the right to make policy adjustments. This kind of policy is intended for the use of persons who wish to combine both life insurance and the accumulation of cash values; it is not suitable as a short-term investment vehicle.

What are some of the benefits of the Policy?

The Policy described in this prospectus combines a guaranteed plan of insurance, flexible administrative procedures, and significant and useful market sensitive investment features.

What is the guaranteed plan of insurance?

For any given level of premium, face amount and death benefit option, we guarantee a specific plan of insurance. The plan of insurance is the period during which insurance coverage is guaranteed and the period during which you must pay premiums to maintain that guarantee. These two periods are not always the same. For example, the Policy could have insurance coverage for life, with premiums payable for 30 years. See "Adjustable Life Insurance" on page 11.

What makes the Policy "Adjustable"?

The Policy is called "Adjustable" because it allows you the flexibility to tailor your Policy to your needs at issue and thereafter to change or adjust your Policy as your insurance needs change. Within very broad limits, including those designed to assure that the Policy qualifies as life insurance for tax purposes, you may choose the level of premium you wish to pay, the face amount and death benefit option that you need. Based on these three factors, we will calculate the guaranteed plan of insurance. Some limitations do apply to policy adjustments. See "Policy Adjustments" on page 12.

The maximum plan of insurance available is a whole life plan where the Policy becomes paid-up after the payment of ten annual base premiums. The minimum plan of insurance that we offer at original issue is a protection plan that provides guaranteed insurance coverage for ten years with premiums payable for ten years. See "Adjustable Life Insurance" on page 11. A protection plan of insurance guarantees insurance coverage and a certain premium level, for a specified number of years, always less than for whole life. A protection plan offers the most insurance protection with the lowest initial level of premiums and with the least cash value.

For any given face amount and death benefit option, you may select a premium that results in a plan that falls anywhere between the minimum protection plan and the maximum whole life plan. In general, the higher the premium you pay, the greater will be your cash value accumulation at any given time and therefore, for whole life plans, the shorter the period during which you need to pay premiums before your Policy becomes paid-up.

What makes the Policy "Variable"?

The Policy is called "Variable" because unlike traditional whole life and universal life contracts which provide for accumulations of contract values at fixed rates determined by the insurance company, the value in the Policy may be invested in a separate account of ours called the Minnesota Life Variable Life Account. The sub-accounts of the separate account are invested in corresponding Portfolios of the

Funds. Your policy values invested in these sub-accounts will fluctuate with the performance of the sub-accounts and will reflect market rates of return. See "Variable Life Account" and "Funds" on page 6.

Those seeking the traditional insurance protections of a guaranteed cash value may allocate premiums to the guaranteed interest account, which is a general account option with a guaranteed accumulation at a fixed rate of interest. With the guaranteed interest account, you do not bear the risk that adverse investment performance will depreciate the account value. See "The Guaranteed Interest Account" on page 10.

What death benefit options are offered under the Policy?

The Policy provides two death benefit options: the Cash Option and the Protection Option. Your choice will depend on which option best fits your need.

The Cash Option provides a fixed death benefit equal to the guaranteed face amount. Favorable nonguaranteed elements, including investment returns, will be reflected in increased account values. The death benefit will vary only if necessary to satisfy the definition of life insurance.

The Protection Option provides a variable death benefit equal to the guaranteed face amount plus the policy value. Favorable nonguaranteed elements, including investment returns, will be reflected both in increased life insurance coverage and increased account values. See "Death Benefit Options" on page 20.

Do you have access to your policy values?


Yes. Your policy value is the account value plus any policy loan. See "Account Value" on page 18. You may transfer account values among the available investment options, make a partial surrender of the account values, or surrender the Policy. There may be a Surrender Charge when the Policy is surrendered. See "Transfers" on page 19 and "Surrender" on page 23. You may also borrow up to 90 percent of your policy value less surrender charge as a policy loan. See "Policy Loans" on page 21. Some of these transactions may have significant tax consequences. See "Federal Tax Status" on page 28.


What are some of the risks of the Policy?

There is an investment risk. A variable adjustable life insurance policy is intended for those who wish to combine both life insurance and the accumulation of cash values; it is not suitable as a short-term investment vehicle. The values in the sub-accounts have no guaranteed minimum account value. The claims-paying ability of Minnesota Life as measured by independent rating agencies does not provide any guarantees of the investment performance of the Variable Life Account. Therefore, you bear the risk that adverse investment performance may depreciate your investment in the Policy. Additional information concerning investment objectives and policies of the Portfolios (including a comprehensive discussion of the risks of each Portfolio) may be found in the current prospectuses for each Fund which accompany this prospectus. You should carefully review each Fund prospectus before purchasing the Policy. See "Account Value" on page 18.

There is a risk that a Policy will terminate. This will occur if there is insufficient account value to cover policy charges, or if there is no account value when there is a policy loan. Policy loans may increase the risk that the Policy will terminate. If a Policy with a substantial loan terminates, there may be significant negative tax consequences. Policy loans may also have a negative impact on the cash value, and may reduce the death benefit. See "Policy Premiums" on page 15.


You may fully surrender the Policy; in some situations there will be a Surrender Charge. Surrendering your Policy may have significant tax consequences.



You may make a partial surrender of the account values. A partial surrender may be subject to a transaction charge equal to the lesser of $25 or 2 percent of the amount of the partial surrender. A partial surrender will reduce the account value and the death benefit and will increase the risk of lapse or termination. In addition, a partial surrender may have significant tax consequences. See "Federal Tax Status" on page 28.


There is risk that the Policy may not qualify as life insurance for federal tax purposes. We believe that a Policy issued on the basis of a standard premium class should so qualify. However, it is not clear whether a Policy issued on a sub-standard basis would qualify. Failure to qualify would mean that the death proceeds would be included in the beneficiary's gross income for federal income tax purposes, and that cash values are not constructively received until they are actually received.

There is also a risk that a Policy qualifying as life insurance will be treated as a modified endowment contract ("MEC"). A MEC is treated as life insurance with respect to the tax treatment of death proceeds and the tax-free inside build-up of yearly cash value increases. However, any amounts you receive, such as cash withdrawals, loans or amounts received from partial or total surrender of the Policy are includable in gross income on an income-first basis. With certain exceptions, the tax treatment includes a ten percent additional income tax imposed on the portion of any distribution that is included in income. See "Federal Tax Status" on page 28.

Summary Fee Tables

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Policy.

Transaction Fees

This table describes the fees and expenses that you will pay at the time that you buy the Policy, pay premiums, surrender the Policy, adjust the Policy or make transfers between the investment options.


         Charge             When Charge is Deducted        Amount Deducted
Premium Charge             Upon premium payment       Maximum of 5.75 percent
                                                      of premium in all years(1)
Policy Adjustment          At policy adjustment for   $95
Transaction Charge(2)      changes in premium, face
                           amount, plan of
                           insurance, and death
                           benefit option
Partial Surrender          At partial surrender       Lesser of $25 or 2
Transaction Charge                                    percent of partial
                                                      surrender amount
Transfer Transaction       At transfer of cash values Maximum of $25; currently
Charge                                                $10(3)
Surrender Charge           At policy surrender or     Maximum of the sum of all
                           termination                monthly Policy Issue
                                                      Charges, remaining unpaid
                                                      from the time of
                                                      surrender or termination
                                                      to the end of the
                                                      applicable ten year
                                                      period(4)

(1) The premium charge applies to base premiums and non-repeating premiums. It does not apply to premiums for Additional Benefits. See "Additional Benefits" on page 28. This charge is currently 5.75 percent on base premiums and 3 percent on non-repeating premiums. Base premiums are premiums paid for the basic policy before any premiums for additional benefits. Non-repeating premiums are premiums paid in addition to planned premiums.

(2) See "Policy Adjustments" on page 12.

(3) The transfer transaction charge only applies to non-systematic transfers in excess of 12 per year. See "Transfers" on page 19.

(4) The Policy Issue Charge is assessed during the first ten years after policy issue or policy adjustment involving an increase in premium or net amount at risk. See Periodic Charges table below. If the Policy is terminated or surrendered during that ten year period, we will assess a Surrender Charge. The maximum Surrender Charge is the sum of all monthly Policy Issue Charges, remaining unpaid from the time of surrender or termination to the end of the applicable ten year period. This amount will not be adjusted for present value.

       Periodic Charges Other Than Investment Option Operating Expenses

The next table describes the fees and expenses that you will pay periodically during the time that you own the Policy, not including fees and expenses of the variable investment options.


         Charge             When Charge is Deducted        Amount Deducted
Monthly Policy Charge      Monthly                    Maximum of $15 plus $0.03
                                                      per $1,000 of face
                                                      amount; currently $10
                                                      plus $0.02 per $1,000 of
                                                      face amount
Policy Issue Charge(1)     Monthly                    Maximum of $2.80 and
                                                      minimum of $0.08 per
                                                      $1,000 of face amount

                                                      The charge for a
                                                      representative male and
                                                      female nonsmoker standard
                                                      risk age 50 would be
                                                      $0.25 per $1,000 of face
                                                      amount
Cost of Insurance Charge   Monthly                    Maximum of $83.33 and
                                                      minimum of $0.00 per
                                                      $1,000 of net amount at
                                                      risk(2)

                                                      The charge for a
                                                      representative male and
                                                      female nonsmoker standard
                                                      risk age 50 would be
                                                      $0.02 per $1,000 of net
                                                      amount at risk(3)
Cash Extra Charge(3)       Monthly                    Maximum of $76 and
                                                      minimum of $0.00 per
                                                      $1,000 of net amount at
                                                      risk(2)

                                                      The charge for a
                                                      representative male and
                                                      female nonsmoker risk age
                                                      50 would be $0.01 per
                                                      $1,000 of face amount(3)
Mortality and Expense      Daily                      An annual rate of 0.50
Risk Charge                                           percent of average daily
                                                      net assets of Variable
                                                      Life Account
Loan Interest Charge(4)    Annually and upon policy   Loan interest accrues
                           adjustment                 daily at an annual rate
                                                      of 5 percent of loan
                                                      amount
Additional Benefits:
 a)Waiver of Premium       Upon premium payment        a)Maximum of $11.24 and
   Agreement                                             minimum of $0.12 per
                                                         $1,000 of face amount
                                                         annually

                                                      The charge for a
                                                      representative male
                                                      nonsmoker age 50 would be
                                                      $1.13 per $1,000 of face
                                                      amount annually(3)

         Charge             When Charge is Deducted        Amount Deducted
 b)Estate Preservation     Upon premium payment        b)Maximum of $30.24 and
   Agreement                                             minimum of $0.05 per
                                                         $1,000 of agreement
                                                         coverage annually
                                                         before term election.
                                                         The charge for a
                                                         representative male
                                                         and female nonsmoker
                                                         age 50 would be $0.16
                                                         per $1,000 of
                                                         agreement coverage
                                                         annually

                                                      Maximum of $269.80 and
                                                      minimum of $0.31 per
                                                      $1,000 after election
                                                      annually. The charge for
                                                      a representative male
                                                      nonsmoker age 65 would be
                                                      $4.70 per $1,000
                                                      annually(3)

(1) A Policy Issue Charge is assessed during the first ten years after policy issue or policy adjustment involving an increase in premium or in the net amount at risk. The charge varies by the ages and underwriting classes of the insureds. The charge may not be representative of the charge for particular insureds. More information regarding the charge for specific insureds is available upon request to us.

(2) Net amount at risk is defined as death benefit minus policy value.

(3) The charge varies by the ages and underwriting classes of the insureds. The charge may not be representative of the charge for particular insureds. More information regarding the charge for specific insureds is available upon request to us.

(4) See "Policy Loan Interest" on page 22.

                 Total Annual Operating Expenses of the Funds

This table describes the total annual operating expenses associated with the Funds that you will pay while you own the Policy. The table shows the minimum and maximum expenses (as a percentage of Fund assets) charged by any of the Funds. More detail concerning a particular Fund and its portfolios' fees and expenses is contained in the prospectus for that Fund.

                           Charge                 Minimum Maximum
                   Total Fees and Expenses(1)      0.45%   1.80%

(1) The total fees and expenses include the investment management fee, distribution (12b-1) fee and other expense for the Funds.

General Descriptions

Minnesota Life Insurance Company

We are Minnesota Life Insurance Company, a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company, a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, The Minnesota Mutual Life Insurance Company reorganized by forming a mutual insurance holding company named Minnesota Mutual Companies, Inc. The Minnesota Mutual
Life Insurance Company continued its corporate existence following conversion to a Minnesota stock life insurance company named Minnesota Life Insurance Company. All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named Securian Financial Group, Inc., which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named Securian Holding Company, which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.

Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: (651) 665-3500. We are licensed to conduct life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada, Puerto Rico and Guam.

Variable Life Account

On October 21, 1985, our Board of Trustees established a separate account, called the Minnesota Life Variable Life Account, in accordance with certain provisions of the Minnesota insurance law. The separate account is registered as a "unit investment trust" with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). Registration under the Act does not signify that the SEC supervises the management, or the investment practices or policies, of the Variable Life Account. The separate account meets the definition of a "separate account" under the federal securities laws.

We are the legal owner of the assets in the Variable Life Account. Minnesota Life is obligated to pay all amounts promised to policy owners and beneficiaries under the Policies. The Minnesota law under which the Variable Life Account was established provides that the assets of the Variable Life Account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance policies for which the separate account was established. The investment performance of the Variable Life Account is entirely independent of both the investment performance of our General Account and of any other separate account which we may have established or may later establish.

The Variable Life Account currently has forty-nine sub-accounts to which you may allocate premiums. Each sub-account invests in shares of a corresponding Portfolio of the Funds.

The Funds

Below is a list of the Portfolios and their investment adviser or sub-adviser. Prospectuses for the Funds must accompany this Prospectus. You should carefully read these prospectuses before investing in the Policy.

                               Investment                 Investment
     Fund/Portfolio              Adviser                  Sub-Adviser
     --------------            ----------                 -----------
   Advantus Series
   Fund, Inc.:
   Bond Portfolio       Advantus Capital
                          Management, Inc.
   Index 400 Mid-Cap    Advantus Capital
     Portfolio            Management, Inc.
   Index 500 Portfolio  Advantus Capital
                          Management, Inc.
   International Bond   Advantus Capital           Julius Baer Investment
     Portfolio            Management, Inc.         Management Inc.
   Money Market         Advantus Capital
     Portfolio            Management, Inc.
   Mortgage Securities  Advantus Capital
     Portfolio            Management, Inc.
   Real Estate          Advantus Capital
     Securities           Management, Inc.
     Portfolio

                                Investment                  Investment
     Fund/Portfolio               Adviser                   Sub-Adviser
     --------------             ----------                  -----------
   AIM Variable
   Insurance Fund:
   AIM V.I. Aggressive   A I M Advisors, Inc.
     Growth Fund -
     Series II Shares
   AIM V.I. Balanced     A I M Advisors, Inc.
     Fund - Series II
     Shares
   AIM V.I. Dent         A I M Advisors, Inc.        H.S. Dent Advisors, Inc.
     Demographic
     Trends Fund -
     Series II Shares
   AIM V.I. Premier      A I M Advisors, Inc.
     Equity Fund -
     Series II Shares
   American Century Variable Portfolios, Inc.:
   VP Income & Growth    American Century
     Fund - Class II       Investment
     Shares              Management, Inc.
   VP Ultra(R) Fund -    American Century
     Class II Shares       Investment
                         Management, Inc.
   VP Value Fund -       American Century
     Class II Shares       Investment
                         Management, Inc.
   Credit Suisse Trust:
   Global Small Cap      Credit Suisse Asset
     Portfolio             Management, LLC
   Fidelity Variable Insurance Products Funds:
   Contrafund(R)         Fidelity Management &       FMR Co., Inc., Fidelity
     Portfolio -           Research                  Management & Research
     Service Class 2                                 (U.K.) Inc., Fidelity
     Shares                                          Management & Research
                                                     (Far East) Inc. and
                                                     Fidelity Investments
                                                     Japan Limited
   Equity-Income         Fidelity Management &       FMR Co., Inc., Fidelity
     Portfolio -           Research                  Management & Research
     Service Class 2                                 (U.K.) Inc., Fidelity
     Shares                                          Management & Research
                                                     (Far East) Inc., Fidelity
                                                     International Investment
                                                     Advisors, Fidelity
                                                     International Investment
                                                     Advisors (U.K.) Limited,
                                                     Fidelity Investments
                                                     Japan Limited
   Mid Cap Portfolio -   Fidelity Management &       FMR Co., Inc., Fidelity
     Service Class 2       Research                  Management & Research
     Shares                                          (U.K.) Inc., Fidelity
                                                     Management & Research
                                                     (Far East) Inc. and
                                                     Fidelity Investments
                                                     Japan Limited
   Franklin Templeton Variable Insurance Products
   Trust:
   Franklin Large Cap    Franklin Advisers, Inc.
     Growth Securities
     Fund - Class 2
     Shares
   Franklin Small-Mid    Franklin Advisers, Inc.
     Cap Growth
     Securities Fund -
     Class 2 Shares
   Mutual Shares         Franklin Mutual Advisers,
     Securities Fund -     LLC
     Class 2 Shares
   Templeton             Templeton Asset
     Developing            Management Ltd.
     Markets
     Securities Fund -
     Class 2 Shares

                                Investment                  Investment
     Fund/Portfolio               Adviser                   Sub-Adviser
     --------------             ----------                  -----------
   Templeton Global      Templeton Investment
     Asset Allocation      Counsel, LLC
     Fund - Class 2
     Shares
   Janus Aspen Series:
   Balanced Portfolio    Janus Capital
     - Service Shares
   Capital               Janus Capital
     Appreciation
     Portfolio -
     Service Shares
   International         Janus Capital
     Growth Portfolio
     - Service Shares
   MFS(R) Variable Insurance Trust/sm/:
   Investors Growth      Massachusetts Financial
     Stock Series -        Services
     Service Shares      Company
   Mid Cap Growth        Massachusetts Financial
     Series - Service      Services
     Shares              Company
   New Discovery         Massachusetts Financial
     Series - Service      Services
     Shares              Company
   Value Series -        Massachusetts Financial
     Service Shares        Services
                         Company
   Oppenheimer Variable Account Funds:
   Capital               OppenheimerFunds, Inc.
     Appreciation Fund
     - Service Shares
   High Income Fund -    OppenheimerFunds, Inc.
     Service Shares
   Panorama Series Fund, Inc.:
   International         OppenheimerFunds, Inc.
     Growth Fund -
     Service Shares
   Putnam Variable Trust:
   Putnam VT Growth      Putnam Investment
     and Income Fund -     Management, LLC
     Class IB Shares
   Putnam VT             Putnam Investment
     International         Management, LLC
     Equity - Class IB
     Shares
   Putnam VT New         Putnam Investment
     Opportunities         Management, LLC
     Fund - Class IB
     Shares
   Putnam VT New Value   Putnam Investment
     Fund - Class IB       Management, LLC
     Shares
   Putnam VT Voyager     Putnam Investment
     Fund - Class IB       Management, LLC
     Shares
   W&R Target Funds, Inc.:
   W&R Asset Strategy    Waddell & Reed Investment
     Portfolio           Management Company
   W&R Balanced          Waddell & Reed Investment
     Portfolio           Management Company
   W&R Core Equity       Waddell & Reed Investment
     Portfolio           Management Company

                               Investment                 Investment
     Fund/Portfolio              Adviser                  Sub-Adviser
     --------------            ----------                 -----------
   W&R Growth Portfolio Waddell & Reed Investment
                        Management Company
   W&R International    Waddell & Reed Investment
     Growth Portfolio   Management Company
   W&R International    Waddell & Reed Investment  Templeton Investment
     Value Portfolio      Management Company       Counsel, LLC
   W&R Micro Cap        Waddell & Reed Investment  Wall Street Associates
     Growth Portfolio     Management Company
   W&R Science and      Waddell & Reed Investment
     Technology           Management Company
     Portfolio
   W&R Small Cap        Waddell & Reed Investment
     Growth Portfolio     Management Company
   W&R Small Cap Value  Waddell & Reed Investment  BlackRock Financial
     Portfolio            Management Company       Management, Inc.
   W&R Value Portfolio  Waddell & Reed Investment
                          Management Company


Additions, Deletions or Substitutions

We reserve the right to add, combine or remove any sub-accounts of the Variable Life Account when permitted by law. Each additional sub-account will purchase shares in a new portfolio or mutual fund. Such sub-accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant such action. We will use similar considerations should there be a determination to eliminate one or more of the sub-accounts of the Variable Life Account. The addition of any investment option will be made available to existing policy owners on such basis as may be determined by us.

We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the sub-accounts of the Variable Life Account. If investment in a Fund Portfolio should no longer be possible or if we determine it becomes inappropriate for Policies of this class, we may substitute another mutual fund or portfolio for a sub-account. Substitution may be made with respect to existing policy values and future premium payments. A substitution may be made only with any necessary approval of the SEC.

We reserve the right to transfer assets of the Variable Life Account as determined by us to be associated with the Policies to another separate account. A transfer of this kind may require the approvals of state regulatory authorities and of the SEC.

We also reserve the right, when permitted by law, to de-register the Variable Life Account under the 1940 Act, to restrict or eliminate any voting rights of the policy owners, and to combine the Variable Life Account with one or more of our other separate accounts.

The Funds serve as the underlying investment medium for amounts invested in life insurance company separate accounts funding both variable life insurance policies and variable annuity contracts as the investment medium for such policies and contracts issued by Minnesota Life and other affiliated and unaffiliated life insurance companies, and as the investment medium when used by both a life insurance company to fund its policies or contracts and a participating qualified plan to fund plan benefits. It is possible that there may be circumstances where it is disadvantageous for either: (i) the owners of variable life insurance policies and variable annuity contracts to invest in one of the Funds at the same time, or (ii) the owners of such policies and contracts issued by different life insurance companies to invest in one of the Funds at the same time or (iii) participating qualified plans to invest in shares of one of the Funds at the same time as one or more life insurance companies. Neither the Funds nor Minnesota Life currently foresees any disadvantage, but if one of the Funds determines that there is any such disadvantage due to a material conflict of interest between such policy owners and contract owners, or between different life insurance companies, or between participating qualified plans and one or more life insurance companies, or for any other reason, one of the Funds' Board of Directors will notify the life insurance companies and participating qualified plans of such conflict of interest or other applicable event. In that event, the life insurance companies or participating qualified plans may be required to sell the applicable Funds' shares with respect to certain groups of policy owners or contract owners, or certain participants in participating qualified plans, in order to resolve any conflict. The life insurance companies and participating qualified plans will bear the entire cost of resolving any material conflict of interest.

The Guaranteed Interest Account

The guaranteed interest account is a general account option. You may allocate net premiums and may transfer your account value subject to Policy limitations to the guaranteed interest account which is part of our general account.

Because of exemptive and exclusionary provisions, interests in our general account have not been registered under the Securities Act of 1933, and the general account has not been registered as an investment company under the 1940 Act. Therefore, neither the guaranteed interest account nor any interest therein is subject to the provisions of these Acts, and we have been advised that the staff of the SEC does not review disclosures relating to the guaranteed interest account. Disclosures regarding the guaranteed interest account may, however, be subject to certain generally applicable provisions of the Federal Securities Laws relating to the accuracy and completeness of statements made in prospectuses.

This prospectus describes a VAL Survivor insurance policy and is generally intended to serve as a disclosure document only for the aspects of the Policy relating to the sub-accounts of the Variable Life Account. For complete details regarding the guaranteed interest account, please see the VAL Survivor Policy.

General Account Description Our general account consists of all assets owned by us other than those in the Variable Life Account and any other separate accounts which we may establish. The guaranteed interest account is that portion of our general assets which is attributable to this Policy and policies of this class, exclusive of policy loans. The description is for accounting purposes only and does not represent a division of the general account assets for the specific benefit of contracts of this class. Allocations to the guaranteed interest account become part of our general assets and are used to support insurance and annuity obligations. Subject to applicable law, we have sole discretion over the investment of assets of the general account. Policy owners do not share in the actual investment experience of the assets in the general account.

You may allocate or transfer a portion or all of the net premiums to accumulate at a fixed rate of interest in the guaranteed interest account. We guarantee such amounts as to principal and a minimum rate of interest. Transfers to and from the guaranteed interest account to the sub-accounts of the Variable Life Account are subject to certain limitations with respect to timing and amount.

General Account Value We bear the full investment risk for amounts allocated to the guaranteed interest account. We guarantee that interest credited to each policy owner's account value in the guaranteed interest account will not be less than an annual rate of 3 percent without regard to the actual investment experience of the general account.

We may, at our sole discretion, credit a higher rate of interest, "excess interest," although we are not obligated to credit interest in excess of 3 percent per year, and may not do so. Any interest credited on the Policy's account value in the guaranteed interest account in excess of the guaranteed minimum rate per year will be determined at our sole discretion. You assume the risk that interest credited may not exceed the guaranteed minimum rate.

Even if excess interest is credited to your account value in the guaranteed interest account, we will not credit excess interest to that portion of the policy value which is in the loan account in the general account. However, such loan account will be credited interest at a rate which is not less than the policy loan interest rate minus 1 percent per year.

Detailed Information about the
Variable Adjustable Life Survivor Insurance Policy

Adjustable Life Insurance

This Policy pays a death benefit at the death of the second to die of two named insureds. This Policy, like conventional adjustable life insurance, permits you to determine the amount of life insurance protection you need and the amount of money you can afford to pay. Based on your selection of the premium, face amount and death benefit option, we will calculate the guaranteed plan of insurance.

Generally speaking, as long as premiums are paid as planned, a plan of insurance refers to the period during which insurance is guaranteed and the period during which you have planned to pay premiums. In defining the guaranteed plan of insurance, we use certain assumptions for mortality, expenses and investment returns. The tabular value represents what the policy value would be if the actual experience of the Policy were to match exactly with the mortality, expense and investment return assumptions used in calculating the guaranteed plan of insurance. Thus, adjustable life allows you the flexibility to customize a Policy to meet your needs. Theoretically, each Policy can be unique because of the different combinations of ages, amount of life insurance protection and premium. In addition, adjustable life is designed to adapt to your changing needs and objectives by allowing you to change your Policy after issue. You may adjust the face amount and premium level, and thus the plan of insurance, subject to the limitations described herein, so long as the Policy remains in force.

Flexibility at Issue Subject to certain minimums, maximums and our underwriting standards, you may choose any level of premium or death benefit that you wish. This flexibility results in a broad range of plans of insurance.

Whole life plans of insurance provide life insurance in an amount at least equal to the face amount at the second death whenever that occurs. Premiums may be payable for a specified number of years or until the second death.

Protection plans of insurance provide life insurance in an amount at least equal to the face amount for a specified period, with premiums payable for the same specified period.

The larger the premium you pay, the larger the policy values you may expect to be available for investment in the Fund Portfolios. Under the Policy, the highest premium permitted at the time of issue, for a specific death benefit, is one which will provide a fully paid-up Policy after the payment of ten annual base premium payments. A Policy becomes paid-up when its policy value is such that no further premiums are required to provide the death benefit until the second death, provided there is no policy indebtedness.

Examples of whole life plans include Policies which become paid-up upon the payment of a designated number of annual premiums, such as ten pay life or twenty pay life. If you select a premium level for a specific face amount which would cause the Policy to become paid-up at other than a policy anniversary, you will be required to pay premiums until the policy anniversary immediately following the date the Policy is scheduled to become paid-up.

Your Policy may contain the Enhanced Guarantee Choice Agreement which provides for an improved guaranteed plan of insurance if you elect to participate in an Acceptable Allocation Program (AAP). For whole life plans of insurance, an improved guaranteed plan of insurance means that premiums are required for a shorter period of time; for protection plans of insurance, an improved guaranteed plan of insurance means that the specified period of coverage will be longer.For each AAP, we will choose a specific group of sub-accounts and determine the proportion of all transactions that will be allocated to each of those sub-accounts. You will have several AAPs from which to choose. In order to preserve the chosen proportion, you must agree to certain limitations regarding the allocation of premiums, transfers of policy values, allocation of partial surrenders, allocation of policy loans, and allocation of monthly charges described elsewhere in this prospectus. From time to time we may change the AAPs which we offer.


The lowest annual base premium allowed for any plan of insurance is $600. Subject to this limitation, the lowest premium you may choose for any specific amount of life insurance protection is a premium which will provide a death benefit for a period of ten years from the policy date.

The minimum initial face amount on a Policy is $200,000.

Policy Adjustments

Adjustable life insurance policies allow you to change the premium, face amount or the death benefit option of the Policy after it is issued. Subject to the limitations described more fully below, you can at any time change the face amount, the death benefit option or your premium. Any of those changes will usually result in a change in the plan of insurance. Depending upon the change you request, the premium paying period or the guaranteed period of coverage may be lengthened or shortened.

Changes in premium, face amount or the death benefit option are referred to as policy adjustments. A partial surrender of a Policy's cash value, an adjustment so that there are no further base premiums, a change in underwriting classification or any change requiring evidence of insurability are also policy adjustments. All adjustments may be made singly or in combination with another.

If you add or remove the Enhanced Guarantee Choice Agreement or change to another AAP, we will adjust the policy. The face amount and premium of the policy will remain unchanged, but the resulting plan of insurance may be different as a result of the policy adjustment.

When a Policy is adjusted, we compute the new plan of insurance, face amount or premium amount. If your Policy has the Cash Option and a partial surrender of account value is made, the Policy will be automatically adjusted to a new face amount which will be equal to the old face amount less the amount of the partial surrender. You may also adjust your Policy so that the base premium is zero. An adjustment providing for no further base premium is also referred to as a "stop premium" mode and is described in "Non-Payment of Premiums and Termination" under "Policy Premiums". Certain adjustments may cause a Policy to become a modified endowment contract. See "Federal Tax Status" for a description of the federal tax treatment of modified endowment contracts.

In computing a new plan of insurance as a result of an adjustment, we will make the calculation on the basis of the higher of the Policy's "tabular value" or 75 percent of the Policy's "policy value" at the time of the change. The "policy value" is the account value of the Policy plus the amount of any policy loan, while the "tabular value" is the value underlying the guaranteed plan of insurance. If 75 percent of the policy value is higher than the tabular value, a policy adjustment will translate the excess value into an improved plan of insurance. If 75 percent of the policy value is less than the tabular value, using the tabular value ensures that the Policy's guarantee of a minimum death benefit is not impaired by the adjustment.

Any adjustment will result in a redetermination of a Policy's tabular value. After adjustment, the tabular value shall be equal to the greater of 75 percent of the policy value or the tabular value prior to that adjustment, plus any non-repeating premium paid at the time of the adjustment and minus the amount of any partial surrender made at the time of the adjustment. For any policy adjustment on a policy with the Enhanced Guarantee Choice Agreement, we will calculate a new plan of insurance on the basis of the greater of the tabular value or 80 percent of the policy value. After the adjustment, the new tabular value will equal the greater of 80 percent of the policy value or the old tabular value.

On adjustment, you may request a new Policy face amount. In the absence of your instructions, we will calculate the face amount after adjustment depending on the Policy's death benefit option and the type of adjustment. If the Policy has the Cash Option, we will reduce the face amount by the amount of any partial surrender. With the Protection Option, we will not reduce the face amount, but the death benefit will be reduced by the amount of the partial surrender.

All of these changes may be accomplished under a single Policy. There is no need to surrender the Policy or purchase a new one simply because of a change in your insurance needs. Whenever adjustments are made, new policy information pages will be provided. These pages state the new face amount, death benefit option, premium, plan of insurance and attained ages of both insureds.

Adjustments can be made on any monthly anniversary of the policy date; only one adjustment may be made each month. You may request a policy adjustment by completing an application for adjustment. Any adjustment will be effective on the date that it is approved by us and recorded at our home office.

Restrictions on Adjustments An adjustment must satisfy certain limitations on premiums, face amount and plan of insurance. Limitations are also designed to ensure that the Policy qualifies as life insurance for federal tax purposes. Other limitations on adjustments and combinations of adjustments may also apply. The current limits on adjustments are those described here. We reserve the right to change these limitations from time to time.

(1) Any adjustment for a change of premium must result in a change of the annual premium of at least $300.

(2) Any Policy adjustment, other than a change to a stop premium, must result in a Policy with an annual base premium of at least $600.

(3) Any adjustment for a change of the face amount must result in a change of the face amount of at least $50,000, except for a partial surrender.

(4) An adjustment may not result in more than a paid-up whole life plan for the current face amount.

(5) Any adjustment involving an increase in premium may not result in a whole life plan of insurance requiring the payment of premiums for less than ten years.

(6) After an adjustment involving an increase in premium or net amount of risk, the Policy must provide insurance to the next policy anniversary at or after ten years from the date of adjustment.

(7) An adjustment to stop premium requires that a Policy have an account value at the time of the adjustment sufficient to keep the Policy in force until the next policy anniversary, unless the next anniversary is less than four months following the adjustment date. In that case there must be sufficient account value to keep the Policy in force until the second anniversary following the adjustment date.

(8) After any adjustment, other than those described in (6) and (7), the Policy must provide insurance to the later of: (a) the anniversary at or following four months from the date of adjustment; or (b) ten years from the policy date.

(9) No adjustments may be made during the first policy year.

Proof of Insurability We require proof of insurability for all adjustments resulting in an increase in death benefit. In addition, except for partial surrenders to pay premiums on any benefits and riders, we require proof of insurability for partial surrenders where, at the request of the policy owner, no reduction is made in the Policy's death benefit. Decreases in face amount or premium and increases in premium not resulting in any increase in death benefit do not require evidence of insurability. We may require evidence of insurability when a non-repeating premium is paid if the death benefit of your Policy increases as a result of the payment of a non-repeating premium.

We may also require evidence of insurability to change underwriting classification or to add additional benefits.


Charges in Connection with Policy Adjustments In connection with a policy adjustment, we will make a $95 charge to cover the administrative costs associated with processing the adjustment. If, however, the only policy adjustment is a partial surrender, the transaction charge shall be the lesser of $25 or 2 percent of the amount surrendered. In addition, because of the underwriting and selling expenses anticipated for any change resulting in an increase in premium or net amount at risk, we will assess a policy issue charge for an adjustment. See "Policy Charges."


The chart below illustrates the effect of certain policy adjustments:

             Adjustment                 Effect
             Decrease the face amount   The guaranteed period of
             and keep premiums the same coverage will generally
                        OR              be longer
             Keep the face amount the              OR
             same and increase premiums The premium paying period
                        OR              will generally be shorter
             Keep the face amount and
             premiums the same, and
             switch from the
             Protection Option to the
             Cash Option
             Increase the face amount   The guaranteed period of
             and keep premiums the same coverage will generally
                        OR              be shorter
             Keep the face amount the              OR
             same and decrease premiums The premium payment
                        OR              period will generally be
             Keep the face amount and   longer
             premiums the same, and
             switch from the Cash
             Option to the Protection
             Option

Applications and Policy Issue

Persons wishing to purchase a Policy must send a completed application to us at our home office. The minimum face amount we will issue on a Policy is $200,000 and we require an annual base premium on each Policy of at least $600. The minimum plan of insurance at policy issue is a protection plan of insurance which has a level face amount for a period of ten years. Both insureds must be between age 20 and age 90 inclusive when the policy is issued. Before issuing any Policy, we require evidence of insurability on both insureds satisfactory to us, which in some cases will require a medical examination. Persons who present a lower mortality risk are offered the most favorable premium rates, while a higher premium is charged to persons with a greater mortality risk. Acceptance of an application is subject to our underwriting rules and we reserve the right to reject an application for any reason.

If we accept an application, accompanied by a check for all or at least one-twelfth of the annual premium, the policy date will be the issue date, which is the date the decision to accept the application and issue the Policy is made. We will use the policy date to determine subsequent policy anniversaries and premium due dates.

If we accept an application not accompanied by a check for the initial premium, a Policy will be issued with a policy date which is 25 days after the issue date. We have determined 25 days to be the normal time during which delivery of the Policy is expected to occur. No life insurance coverage is provided until the initial premium is paid. If the initial premium is paid after the policy date (and the policy date is not changed as described below), you will have paid for insurance coverage during a period when no coverage was in force. Therefore, in such circumstance you should consider requesting a current policy date, i.e., the date on which our home office receives the premium. You will be sent updated policy pages to reflect the change in policy date. This request should be made at or prior to the time you pay the initial premium.

In certain circumstances it may be to your advantage to have the policy date be the same as the issue date in order to preserve an issue age on which premium rates are based. In that case, all premiums due between the issue date and the date of delivery of the Policy must be paid on delivery.

When the Policy is issued, the face amount, premium, and a listing of any additional benefits are stated on the policy information pages of the policy form, page 1.

Policy Premiums

The Policies have a level premium. We guarantee that we will not increase the amount of premiums for a Policy in force. Subject to the limitations discussed in "Restrictions on Adjustments" under "Policy Adjustments," you may choose to adjust the Policy at any time and alter the amount of future premiums.

The premium will depend on the Policy's initial face amount, the death benefit option, the plan of insurance, the ages at issue, genders, risk classifications and tobacco use of each insured and the additional benefits associated with the Policy. The first premium is due as of the policy date and must be paid on or before the date your Policy is delivered. Between the date we receive an initial premium for the Policy, either a full first premium or a partial premium, and the date insurance coverage commences under the Policy, insurance may be in effect under the terms of a temporary insurance agreement. All scheduled premiums after the first premium are payable on or before the date they are due and must be mailed to us at our home office. In some cases, you may elect to have premiums paid under our automatic payment plan through pre-authorized transfers from a bank checking account or such other account as your bank approves.

Premiums on the Policy are payable on an annual, semi-annual or quarterly basis on the due dates set forth in the Policy. You may also pay premiums monthly if you make arrangements for payments through an automatic payment plan established through your bank or if you meet the requirements to establish a payroll deduction plan through your employer. A premium may be paid no earlier than twenty days prior to the date that it is due. You may pay the premium during the 61-day period immediately following the premium due date. Your premium payment, however, must be received in our home office within the 61-day grace period. Insurance will continue during this 61-day period. If the second death occurs during the 61-day period, we will deduct unpaid policy charges for that period from the death proceeds. If premiums are paid on or before the dates they are due or within the grace period, absent any policy loans, the Policy will remain in force even if the investment results of the sub-accounts have been so unfavorable that the account value has decreased to zero. However, should the account value decrease to zero while there is an outstanding policy loan the Policy will terminate, even if the Policy was paid-up and all premiums had been paid.

Charges for additional benefits are deducted from premiums to calculate base premiums. From base premiums we deduct charges assessed against premiums and non-repeating premiums to calculate net premiums.

Net premiums are allocated to the guaranteed interest account or sub-accounts of the Variable Life Account which, in turn, invest in Fund shares.

In rare circumstances, if we receive and allocate your premium before its due date, your Policy will become a modified endowment contract. See "Federal Tax Status." To prevent your Policy from becoming a modified endowment contract, we will hold your premium in a non-interest bearing account until its due date, at which time we will allocate your premium to the guaranteed interest account or sub-accounts of the Variable Life Account.

You select your allocation of net premiums on your application for the Policy. You may change your allocation instructions for future premiums by giving us a signed written request, by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours, or by contacting us through our Internet Online Service Center. The allocation to the guaranteed interest account or to any sub-account of the Variable Life Account must be in multiples of 1 percent of the net premium. We reserve the right to delay the allocation of net premiums to named sub-accounts for a period of up to 30 days after Policy issue or an adjustment. In no event will any delay extend beyond the free look period applied to the Policy in the state in which it is issued. If we exercise this right, we will allocate net premiums to the money market sub-account until the end of that period. This right, which has not been implemented to date, will be exercised by us only when we believe economic conditions make such an allocation necessary to reduce market risk during the free look period.

We reserve the right to restrict the allocation of premiums to the guaranteed interest account. If we do so, no more than 25 percent of the net premium may be allocated to the guaranteed interest account. We also reserve the right to restrict the allocation of premiums to the guaranteed interest account if the current interest rate we credit to the guaranteed interest account equals the minimum guaranteed interest rate. Currently, we do not exercise these restrictions.

If you have a policy with the Enhanced Guarantee Choice Agreement, you must allocate net premiums according to the Acceptable Allocation Program that you have chosen. You may change to another Acceptable Allocation Program once every three years.

Non-repeating Premiums The Policy also allows a policy owner to pay a premium called a non-repeating premium. This payment of premium is in addition to the planned premiums. The payment of a non-repeating premium will increase the policy values you have available for investment in the Fund. The maximum non-repeating premium we will accept is the amount sufficient to change your Policy to a paid-up whole life policy for the face amount. The minimum non-repeating premium is $500.

We will bill annually, semi-annually or quarterly for non-repeating premiums if a Policy has a total annual premium of at least $2,400 and if the total annual amount billed for non-repeating premiums is at least $600. You may also arrange for monthly payments through an automatic payment plan established through your bank; in this situation, your base annual premium must be at least $2,400 and each non-repeating premium must be at least $50.

We may impose additional restrictions or refuse to permit non-repeating premiums at our discretion.

The payment of a non-repeating premium may have Federal income tax consequences. See "Federal Tax Status."

Paid-Up Policies A Policy is paid-up when no additional premiums are required to provide the face amount of insurance. We may or may not accept additional premiums. However, the account value of a paid-up Policy will continue to vary daily to reflect the investment experience of the Variable Life Account and any interest credited as a result of a policy loan. Once a Policy becomes paid-up, it will always retain its paid-up status regardless of any subsequent decrease in its policy value. However, on a paid-up Policy with indebtedness, where the account value decreases to zero, a loan repayment may be required to keep the Policy in force. See "Policy Loans."

We will make a determination on each policy anniversary as to whether a Policy is paid-up. When a Policy becomes paid-up, we will send you a notice.

Non-Payment of Premiums and Termination If your Policy has an Automatic Premium Loan (APL) provision, and if a premium is not paid by the end of the 61 day grace period, we will make an automatic premium loan. In order to do this, the amount available for a loan must be enough to pay at least a quarterly premium and any policy loan interest due. We will make automatic premium loans unless you have requested us not to. See "Policy Loans."

If there is not enough loan value to make an Automatic Premium Loan, we will automatically adjust your Policy to stop paying base premiums. Your Policy must have sufficient account value to pay all monthly charges until the next policy anniversary unless the next anniversary is less than four months following the adjustment date. If the next anniversary is less than four months following the adjustment date, there must be sufficient account value to pay all monthly charges until the second anniversary following the adjustment date. The Policy will be adjusted on the basis of no additional base premium and, unless you instruct us otherwise, we will maintain the death benefit in effect at the time of the adjustment. You will be required to pay premiums for additional benefits.

If there is not sufficient account value to adjust to stop premium, you will have a grace period of 61 days from the premium due date during which you may make a payment sufficient to keep the Policy in force. We will send a notice to you stating the amount of payment required to keep your Policy in force. If the payment is not made by the end of the 61 day grace period, your Policy will terminate. However, even if your Policy terminates, we will pay you any remaining surrender value as described in " Payment of Proceeds" under "Other Policy Provisions."

If your Policy does not have an Automatic Premium Loan provision, and if a premium is not paid by the end of the 61 day grace period, we will automatically adjust your Policy to stop paying base premiums. Your Policy must have sufficient account value to pay all monthly charges until the next policy anniversary unless the next anniversary is less than four months following the adjustment date. If the next anniversary is less than four months following the adjustment date, there must be sufficient account value to pay all monthly charges until the second anniversary following the adjustment date. The Policy will be adjusted on the basis of no additional base premium and, unless you instruct us otherwise, we will maintain the death benefit in effect at the time of the adjustment. You will be required to pay premiums for additional benefits. If there is not sufficient account value to adjust to stop premium, you will have a grace period of 61 days from the premium due date during which you may make a payment sufficient to keep the Policy in force. We will send a notice to you stating the amount of payment required to keep your Policy in force. If the payment is not made by the end of the 61 day grace period, your Policy will terminate. However, even if your Policy terminates, we will pay you any remaining surrender value as described in " Payment of Proceeds" under "Other Policy Provisions."

In addition, your Policy will terminate if it has indebtedness and no account value. See "Policy Loans."

Reinstatement At any time within three years from the date of lapse you may ask us to restore your Policy to a premium paying status unless the Policy terminated because the surrender value has been paid. We will require:

   (1) your written request to reinstate the Policy; and

   (2) that you submit to us at our home office during the lifetime of both insureds evidence satisfactory to us of the insurability of both insureds so that we may have time to act on the evidence during the lifetime of both insureds; and

   (3) a payment which is equal to any unpaid monthly charges at the end of the grace period, all back premiums for additional benefits and all back policy issue charges, all with interest at the reinstatement rate shown on page 1 of the Policy; and

   (4) a payment sufficient to pay all premiums due on your Policy to your next policy anniversary but no less than a quarterly premium; and

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   (5) if necessary, a payment that would assure that the resulting guaranteed plan of insurance after the reinstatement satisfies the plan limitations at reinstatement.

The plan limitations at reinstatement require that, after reinstatement, the Policy must provide a level face amount of insurance to the latest of:

   (1) ten years from the policy date; or

   (2) the anniversary at or following ten years from the most recent adjustment that resulted in an increase in either the base premium or net amount at risk; or

   (3) the anniversary at or following four months from the reinstatement.

Account Value

The Policy has an account value which varies with the investment experience of the guaranteed interest account and the sub-accounts of the Variable Life Account. The account value equals the value of the guaranteed interest account and the value of the sub-accounts of the Variable Life Account. It is determined separately for the account value of your guaranteed interest account and for the account value of your separate account. The account value of the separate account will include all sub-accounts of the Variable Life Account. However, account value does not include the loan account. See "Policy Loans."

Unlike a traditional fixed benefit life insurance policy, a Policy's account value cannot be determined in advance, even if premiums are paid as planned, because the account value of the separate account varies daily with the investment performance of the sub-accounts. Even if you continue to pay premiums as planned, the account value of the separate account of a Policy could decline to zero because of unfavorable investment experience and the assessment of charges.

Upon request, we will tell you the account value of your Policy. We will also send you a report each year on the policy anniversary advising you of your Policy's account values, the face amount and the death benefit as of the date of the report. It will also summarize Policy transactions during the year. The information will be current as of a date within two months of its mailing.

The account value of the guaranteed interest account is the sum of all net premium payments allocated to the guaranteed interest account. This amount will be increased by any interest, asset credits, loan repayments, policy loan interest credits and transfers into the guaranteed interest account. Asset credits are determined using experience factors based on anticipated mortality, expenses and investment returns. Asset credits are not guaranteed; currently asset credits are 4 percent annually.

This amount will be reduced by any policy loans, unpaid policy loan interest, partial surrenders, transfers into the sub-accounts of the Variable Life Account and charges assessed against the account value of your guaranteed interest account. We credit interest on the account value of the guaranteed interest account of your Policy daily at a rate of not less than 3 percent per year, compounded annually. We guarantee this minimum rate for the life of the Policy without regard to the actual experience of the general account. As conditions permit, we will credit additional amounts of interest to the account value of the guaranteed interest account. The account value of the guaranteed interest account is guaranteed by us. It cannot be reduced by any investment experience of the general account.

We determine each portion of the account value of the separate account separately. The account value of the separate account is not guaranteed. We determine the account value of the separate account by multiplying the current number of sub-account units credited to a Policy by the current sub-account unit value. A unit is a measure of your Policy's interest in a sub-account. The number of units credited with respect to each net premium payment is determined by dividing the portion of the net premium payment allocated to each sub-account by the then current unit value for that sub-account. The

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

number of units credited is determined as of the end of the valuation period during which we receive your premium at our home office.

Once determined, the number of units credited to your Policy will not be affected by changes in the unit value. However, the number of units will be increased by the allocation of subsequent net premiums, non-repeating premiums, asset credits, loan repayments, loan interest credits and transfers to that sub-account. The number of units will be decreased by policy charges to the sub-account, policy loans and loan interest, transfers from that sub-account and partial surrenders from that sub-account. The number of units will decrease to zero when the Policy is surrendered or terminated.

The unit value of a sub-account will be determined on each valuation date. The amount of any increase or decrease will depend on the net investment experience of that sub-account. The value of a unit for each sub-account was originally set at $1.00 on the first valuation date. For any subsequent valuation date, its value is equal to its value on the preceding valuation date multiplied by the net investment factor for that sub-account for the valuation period ending on the subsequent valuation date.

The net investment factor for a valuation period is: the gross investment rate for such valuation period, less a deduction for the mortality and expense risk charge under this Policy which is assessed at an annual rate of .50 percent against the average daily net assets of each sub-account of the Variable Life Account. The gross investment rate is equal to:

   (1) the net asset value per share of a Fund share held in the sub-account of the Variable Life Account determined at the end of the current valuation period; plus

   (2) the per share amount of any dividend or capital gain distributions by the Funds if the "ex-dividend" date occurs during the current valuation period; with the sum divided by

   (3) the net asset value per share of that Fund share held in the sub-account determined at the end of the preceding valuation period.

We determine the value of the units in each sub-account on each day on which the Portfolios of the Funds are valued. The net asset value of the Funds' shares is computed once daily, and, in the case of the Money Market Portfolio, after the declaration of the daily dividend, as of the primary closing time for business on the New York Stock Exchange (as of the date hereof the primary close of trading is 3:00 p.m. (Central time), but this time may be changed) on each day, Monday through Friday, except:

   (1) days on which changes in the value of the Funds' portfolio securities will not materially affect the current net asset value of the Funds' shares,

   (2) days during which no Funds' shares are tendered for redemption and no order to purchase or sell the Funds' shares is received by the Funds and

   (3) customary national business holidays on which the New York Stock Exchange is closed for trading.

Although the account value for each Policy is determinable on a daily basis, we update our records to reflect that value on each monthly anniversary. We also make policy value determinations on the date of the second death and on a policy adjustment, surrender, and termination. When the policy value is determined, we will assess and update to the date of the transaction those charges made against and credits to your account value, namely the monthly policy charge, the policy issue charge, the cost of insurance charge, the cash extra charge, the surrender charge (if applicable) and the asset credit. Increases or decreases in policy values will not be uniform for all Policies but will be affected by policy transaction activity, policy charges, and the existence of policy loans.

Transfers The Policy allows for transfers of the account value between the guaranteed interest account and the Variable Life Account or among the sub-accounts of the Variable Life Account. You

                                                                        Page 19

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may request a transfer at any time while the Policy remains in force or you may arrange in advance for systematic transfers; systematic transfers are transfers of specified dollar or unit value amounts to be made periodically among the sub-accounts and the guaranteed interest account. One type of systematic transfer is known as an automatic portfolio rebalancing ("APR"). Following your written instructions as to the percentage of your account value you wish to have in each of your sub-accounts, we will transfer amounts to and from those sub-accounts to achieve the percentages you desire.

We reserve the right to limit the amount to be transferred to or from a sub-account or the guaranteed interest account to at least $250. If the account value in an account is less than $250, the entire account value attributable to that sub-account or the guaranteed interest account must be transferred. If a transfer would reduce the account value in the sub-account from which the transfer is to be made to less than $250, we reserve the right to include that remaining sub-account account value in the amount transferred. We will make the transfer on the basis of sub-account unit values as of the end of the valuation period during which your written or telephone request is received at our home office. A transfer is subject to a transaction charge, not to exceed $25, for each transfer of account value among the sub-accounts and the guaranteed interest account. Currently, there is no charge for systematic transfers. There is a $10 charge only for non-systematic transfers in excess of 12 per year.

If you have a policy with the Enhanced Guarantee Choice Agreement, we will automatically rebalance your sub-accounts quarterly. No other transfers will be permitted.

Your instructions for transfer may be made in writing or you, or your agent if authorized by you, may make such changes by telephone. To do so, you may call us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. Policy owners may also submit their requests for transfer, surrender or other transactions to us by facsimile (FAX) transmission at (651) 665-4194, or by contacting us through our Internet Online Service Center.

Transfers made pursuant to a telephone call or through the internet are subject to the same conditions and procedures as would apply to written transfer requests. During periods of marked economic or market changes, you may have difficulty due to a heavy volume of telephone calls or internet activity. In such a circumstance, you should consider submitting a written transfer request while continuing to attempt a telephone or internet transaction. We reserve the right to restrict the frequency of, or otherwise modify, condition, terminate or impose charges upon, telephone or internet transfer privileges. For more information on telephone or internet transactions, contact us.

With all telephone or internet transactions, we will employ reasonable procedures to satisfy ourselves that instructions received from policy owners are genuine and, to the extent that we do not, we may be liable for any losses due to unauthorized or fraudulent instructions. We require policy owners to identify themselves through policy numbers, social security numbers and such other information we deem reasonable. We record telephone transfer instruction conversations and we provide the policy owners with a written confirmation of the telephone or internet transfer.

We reserve the right to restrict the dollar amount of any transfer to or from the guaranteed interest account. In addition, transfers to or from the guaranteed interest account may be limited to one such transfer per policy year.

Transfers to or from the guaranteed interest account may be made by a written or telephone request or through the internet. Your request must be received by us or postmarked in the 30-day period before or after the last day of the policy year. Currently we do not impose this time restriction. Written requests for transfers which meet these conditions will be effective after we approve and record them at our home office.




Market-Timing and Disruptive Trading This contract is not designed to be used as a vehicle for frequent trading (i.e., transfers) in response to short-term fluctuations in the securities markets, often


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referred to generally as "market-timing." Market-timing activity and frequent trading in your contract can disrupt the efficient management of the underlying portfolios and their investment strategies, dilute the value of portfolio shares held by long-term shareholders, and increase portfolio expenses (including brokerage or other trading costs) for all portfolio shareholders, including long-term contract owners invested in affected portfolios who do not generate such expenses. It is the policy of Minnesota Life to discourage market timing and frequent transfer activity, and, when Minnesota Life becomes aware of such activity, to take steps to attempt to minimize the effect of frequent trading activity in affected portfolios. You should not purchase this contract if you intend to engage in market-timing or frequent transfer activity.



We have developed policies and procedures to detect and deter market-timing and other frequent transfers, and we will not knowingly accommodate or create exceptions for contract owners engaging in such activity. We employ various means to attempt to detect and deter market-timing or other abusive transfers. However, our monitoring may be unable to detect all harmful trading nor can we ensure that the underlying portfolios will not suffer disruptions or increased expenses attributable to market-timing or abusive transfers resulting from other insurance carriers which invest in the same portfolios. In addition, because market timing can only be detected after it has occurred to some extent, our policies to stop market timing activity do not go into effect until after we have identified such activity.



We reserve the right to restrict the frequency of - or otherwise modify, condition or terminate - any transfer method(s). Your transfer privilege is also subject to modification if we determine, in our sole discretion, that the exercise of the transfer privilege by one or more contract owners is or would be to the disadvantage of other contract owners. Any new restriction that we would impose will apply to your contract without regard to when you purchased it. We also reserve the right to implement, administer, and charge you for any fees or restrictions, including redemption fees that may be imposed by an underlying portfolio attributable to transfers in your contract. We will consider one or more of the following factors:



  .  the dollar amount of the transfer(s);


  . whether the transfers are part of a pattern of transfers that appear designed to take advantage of market inefficiencies;


  . whether an underlying portfolio has requested that we look into identified unusual or frequent activity in a portfolio;


  .  the number of transfers in the previous calendar quarter;


  . whether the transfers during a quarter constitute more than two "round trips" in a particular portfolio. A round trip is a purchase into a portfolio and a subsequent redemption out of the portfolio, without regard to order.



In the event your transfer activity is identified as disruptive or otherwise constitutes a pattern of market-timing, you will be notified in writing that your transfer privileges will be restricted in the future if the activity continues. Upon our detecting further prohibited activity, you will be notified in writing that your transfer privileges are limited to transfer requests delivered via regular U.S. mail only. No fax, voice, internet, courier or express delivery requests will be accepted. The limitations for the transfer privileges in your contract will be permanent.



None of these limitations apply to transfers under systematic transfer programs such as Dollar Cost Averaging or Automatic Portfolio Rebalancing.


Death Benefit Options

The death benefit provided by the Policy depends upon the death benefit option you choose. You may choose one of two available death benefit options -- the Cash Option or the Protection Option. If you fail to make an election, the Cash Option will be in effect. The death benefit will never be less than the minimum death benefit required under
Section 7702 of the Internal Revenue Code so that the Policy qualifies as a life insurance policy under the cash value accumulation test. The minimum death benefit under Section 7702 is the amount of insurance that could be purchased using the account value as a net single premium. The net single premium is the amount of money necessary, at the younger insured's attained age, to pay for all future guaranteed cost of insurance charges for the entire lifetime of both insureds.


Cash Option  Under the Cash Option, the death benefit will be the larger of:

   (a) the face amount at the time of the second death; or

   (b) the minimum death benefit required to qualify under Section 7702.

The death benefit will not vary unless the death benefit is the minimum death benefit required under Section 7702.

Protection Option Under the Protection Option, the death benefit will be the larger of:

   (a) the face amount, plus the policy value, at the time of the second death;
       or

   (b) the minimum death benefit required to qualify under Section 7702.

The death benefit provided by the Protection Option will vary depending on the investment experience of the allocation options you select.

The Protection Option is only available until the policy anniversary nearest the younger insured's age 120; at that time we will convert the death benefit option to the Cash Option.

Choosing the Death Benefit Option The different death benefit options meet different needs and objectives. If you are satisfied with the amount of your insurance coverage and wish to have any favorable policy performance reflected to the maximum extent in increasing account values, you should choose the Cash Option. The Protection Option results primarily in an increased death benefit. In addition, there are other distinctions between the two options which may influence your selection. Given the same face amount and premium the Cash Option will provide guaranteed coverage for a longer period than the Protection Option. This is because of larger cost of insurance charges under the Protection Option resulting from the additional amount of death benefit. But under the Cash Option, favorable policy performance does not generally increase the death benefit, and the beneficiary will not benefit from any larger account value which exists at the time of the second death because of the favorable policy performance.

You may change the death benefit option while the Policy is in force through a policy adjustment. We may require that you provide us with satisfactory evidence of the insurability of both insureds before we make a change to the Protection Option. The change will take effect when we approve and record it in our home office. A change in death benefit option may have Federal income tax consequences. See "Federal Tax Status."

Policy Loans

You may borrow from us using only your Policy as the security for the loan. The total amount of all loans you request may not exceed 90 percent of your policy value less the surrender charge. A loan taken from, or secured by a Policy, may have Federal income tax consequences. See "Federal Tax Status."

The policy value is the account value of your Policy plus any policy loan. Any policy loan paid to you in cash must be in an amount of at least $100. Policy loans in smaller amounts are allowed under the

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

automatic premium loan provision. We will deduct interest on the loan in arrears. You may obtain a policy loan with a written request or by calling us at 1-800-277-9244 between the hours of 8:00 a.m. and 4:30 p.m., Central time, our regular business hours. If you call us you will be asked, for security purposes, for your personal identification and policy number. The Policy will be the only security required for your loan. We will determine your policy value as of the date we receive your request at our home office.

When you take a loan, we will reduce both the death benefit and the account value by the amount you borrow and any unpaid interest. Unless you direct us otherwise, we will take the policy loan from the account value of the guaranteed interest account and the account value of the separate account on a pro-rata basis, and from each sub-account in the separate account on a pro-rata basis. If you have a policy with the Enhanced Guarantee Choice Agreement, we will take all policy loans on a pro-rata basis.

The number of units to be sold will be based upon the value of the units as of the end of the valuation period during which we receive your loan request at our home office. This amount shall be transferred to the loan account. The loan account balance is the sum of all outstanding loans under the Policy, and it continues to be part of the Policy in the general account. A policy loan has no immediate effect on policy value since at the time of the loan the policy value is the sum of your account value and any policy loan.

The account value of your Policy may decrease between premium due dates. Unfavorable investment experience and the assessment of charges could cause the account value of the separate account to decline to zero. If your Policy has indebtedness and no account value, the Policy will terminate and there may be adverse tax consequences; see "Federal Tax Status." In this event, to keep your Policy in force, you will have to make a loan repayment. We will give you notice of our intent to terminate the Policy and the loan repayment required to keep it in force. The time for repayment will be within 61 days after our mailing of the notice.

Policy Loan Interest The interest rate on a policy loan will not be more than the rate shown on page 1 of your Policy. The interest rate charged on a policy loan will not be more than that permitted in the state in which the Policy is delivered. Currently the interest rate is 5 percent.

Policy loan interest is due:

  .  on the date of the second death

  .  on a policy adjustment, surrender, termination, or policy loan transaction

  .  on each policy anniversary.

If you do not pay the interest on your loan in cash, your policy loan will be increased and your account value will be reduced by the amount of the unpaid interest. The new loan will be subject to the same rate of interest as the loan in effect.

We will also credit interest to your Policy when there is a policy loan. Interest credits on a policy loan shall be at a rate which is not less than your policy loan interest rate minus 1 percent per year. We allocate policy loan interest credits to your account value as of the date of the second death, on a policy adjustment, surrender, termination, a policy loan transaction and on each policy anniversary. We allocate interest credits to the guaranteed interest account and separate account following your instructions for the allocation of net premiums.

Currently, the loan account credits interest, as described above, at a rate which is not less than your policy loan interest rate minus 1 percent per year. However, if the Policy has been in force for ten years or more, we will credit your loan at a rate which is equal to the policy loan rate minus .25 percent per year.

Policy loans may also be used as automatic premium loans to keep your Policy on a premium paying basis if a premium is unpaid at the end of the grace period. We will make automatic premium loans unless you have requested us not to. Interest on such a policy loan is charged from the date the premium was due. However, in order for an automatic premium loan to occur, the amount available for a loan must be enough to pay at least a quarterly premium. If the loan value is not enough to pay at least a quarterly premium, we will follow the procedures described in "Non-Payment of Premiums and Termination" under "Policy Premiums."

Policy Loan Repayments If your Policy is in force, you may repay your loan in part or in full at any time before the second death. Your loan may also be repaid within 60 days after the date of the second death, if we have not paid any of the benefits under the Policy. Any loan repayment must be at least $100 unless the balance due is less than $100. We will waive this minimum loan repayment provision for loan repayments made under our automatic payment plan where loan repayments are in an amount of at least $25.

We allocate loan repayments to the guaranteed interest account until all loans from the guaranteed interest account have been repaid. Thereafter we allocate loan repayments to the guaranteed interest account or the sub-accounts of the Variable Life Account as you direct. In the absence of your instructions, we will allocate loan repayments to the account value of the guaranteed interest account and the account value of the separate account on a pro-rata basis, and to each sub-account in the separate account on a pro-rata basis. We reserve the right to restrict the amount of any loan repayment allocated to the guaranteed interest account.

Loan repayments reduce your loan account by the amount of the loan repayment.

A policy loan, whether or not it is repaid, will have a permanent effect on the policy value because the investment results of the sub-accounts will apply only to the amount remaining in the sub-accounts. The effect could be either positive or negative. If net investment results of the sub-accounts are greater than the amount being credited on the loan, the policy value will not increase as rapidly as it would have if no loan had been made. If investment results of the sub-accounts are less than the amount being credited on the loan, the policy value will be greater than if no loan had been made.

Surrender

You may request a surrender or partial surrender of your Policy at any time while either insured is living. The surrender value of the Policy is the account value plus asset credits and loan interest credits and minus unpaid loan interest and any unpaid policy charges which are assessed against the account value and less the surrender charge. We determine the surrender value as of the end of the valuation period during which we receive your surrender request at our home office. You may surrender the Policy by sending us the Policy and a written request for its surrender. You may request that the surrender value be paid to you in cash or, alternatively, applied on a settlement option.

If you surrender your Policy during the ten year period following policy issue or following a policy adjustment that resulted in an increase in base premium or net amount at risk, we will assess a surrender charge. See "Policy Charges."

We also permit a partial surrender of the account value of the Policy in any amount of $500 or more. The maximum partial surrender is the amount available as a policy loan. The death benefit of the Policy will be reduced by the amount of the partial surrender. With any partial surrender, we will adjust the Policy to reflect the new face amount and account value and, unless otherwise instructed, the existing level of premium payments.

We are currently waiving the restriction requiring a minimum amount for a partial surrender where a partial surrender from a Policy, which is on stop premium, is being used to pay premiums on any benefits and riders issued as part of the Policy. Transaction charges otherwise applicable to such a partial surrender are also waived.

On a partial surrender, you may tell us from which Variable Life Account sub-accounts a partial surrender is to be taken or whether it is to be taken in whole or in part from the guaranteed interest account. If you do not, we will deduct partial surrenders from the account value of the guaranteed interest account and the account value of the separate account on a pro-rata basis, and from each sub-account of the separate account on a pro-rata basis. If you have a policy with the Enhanced Guarantee Choice Agreement, we will deduct all partial surrenders on a pro-rata basis. We reserve the right to restrict the amount of any partial surrender taken from the guaranteed interest account. We will tell you, on request, what amounts are available for a partial surrender under your Policy.

We will pay a surrender or partial surrender as soon as possible, but not later than seven days after we receive your written request for surrender. However, if any portion of the account value to be surrendered is attributable to a premium or non-repeating premium payment made by nonguaranteed funds such as a personal check, we will delay mailing that portion of the surrender proceeds until we have reasonable assurance that the payment has cleared and that good payment has been collected. The amount you receive on surrender may be more or less than the total premiums paid for your Policy.

Free Look

It is important to us that you are satisfied with this Policy after it is issued. If you are not satisfied with it, you may return the Policy to us or your agent within 30 days after you receive it.

If you return the Policy, you will receive within seven days of the date we receive your notice of cancellation a full refund of the premiums you have paid.

If the Policy is adjusted, as described under "Policy Adjustments," and if the adjustment results in an increased premium, you will again have a right to examine the Policy and you may return the Policy within 30 days after you receive it. If you return the Policy, the requested premium adjustment will be cancelled. You will receive a refund of the additional premiums paid within seven days of the date we receive your notice of cancellation for that adjustment.

Policy Charges

Premium Charges From base and non-repeating premiums, we deduct a premium charge not to exceed 5.75 percent of each premium. Non-repeating premiums are currently subject to a premium charge of 3 percent. See "Policy Premiums," and the "Transaction Fees Table" under "Summary of Benefits and Risks." This charge is designed to cover sales commissions in early policy years and other charges related to premiums in later policy years, such as administrative expenses and taxes.

Account Value Charges We assess against your account value (1) a monthly policy charge, (2) a policy issue charge, (3) a cost of insurance charge, (4) a cash extra charge, (5) certain transaction charges, and (6) a surrender charge.

   (1) The monthly policy charge will not exceed $15.00 plus $0.03 per $1,000 of face amount. This charge is to cover certain administrative expenses, including those attributable to the records we create and maintain for your Policy.

   (2) The policy issue charge is shown in the schedule on page 1 of the Policy and applies for the first ten years of the Policy following issue and policy adjustments that result in an increase in base premium or net amount at risk. This charge is to recover the expense of issuing, underwriting and distributing the Policy.

   (3) The cost of insurance charge is calculated by multiplying the net amount at risk under your Policy by a rate which varies with the age, gender and risk class of each insured. The net amount at risk varies with investment performance, payment of premiums and policy charges. The rate will not exceed the rate shown in the Maximum Monthly Cost of Insurance Rates table on page 1 of the Policy. This charge compensates us for providing the death benefit under this Policy.

   (4) The cash extra charge is a monthly charge which compensates us for providing the death benefit when certain mortality risks exceed the standard. If there is one, the cash extra charge will be shown on page 1 of your Policy.

   (5) Transaction Charges:

       (a)A policy adjustment transaction charge of $95 is charged at every policy adjustment. This charge is for expenses associated with processing a policy adjustment. See "Policy Adjustments." If an adjustment results in an increase in base premium, face amount or net amount at risk, there will also be a new policy issue charge. See "Account Value Charges."


       (b)A partial surrender transaction charge of the lesser of $25 or 2 percent of the amount of the partial surrender is charged at a partial surrender. This charge is for expenses associated with processing a partial surrender.


       (c)A transfer transaction charge of no more that $25 is charged for each transfer of account value among the guaranteed interest account and the sub-accounts of the separate account. Currently there is a $10 charge only for non-systematic transfers in excess of 12 per year. This charge is for expenses associated with processing a transfer.

   (6) A surrender charge is shown in the schedule on page 1 of the Policy and applies for the first ten years of the Policy following issue and policy adjustments that result in an increase in base premium or net amount at risk. The maximum surrender charge is the sum of all monthly Policy Issue Charges, remaining unpaid from the time of surrender or termination to the end of the applicable ten year period. This amount will not be adjusted for present value. This charge is to recover any policy issue charges that have not yet been assessed.

We assess the monthly policy charge, policy issue charge, cost of insurance charge and cash extra charge against your account value monthly on the monthly policy anniversary and on the occurrence of the second death, policy surrender, or policy termination. Transaction charges for a policy adjustment, a partial surrender or a transfer are assessed against your account value at the time of a policy adjustment, a partial surrender or a transfer. Transaction charges for a transfer are assessed against the amount transferred. A surrender charge is assessed against the account value when the policy is surrendered or terminates.

Ordinarily, we assess charges against the account value of the guaranteed interest account and the account value of the separate account on a pro-rata basis and from each sub-account in the separate account on a pro-rata basis. However, if you instruct us in writing, we will assess the monthly policy charge, the policy issue charge, the cost of insurance charge and the cash extra charge against the guaranteed interest account or the sub-account(s) that you specify. If you have a policy with the Enhanced Guarantee Choice Agreement, we will assess all monthly charges on a pro-rata basis.

Separate Account Charges We assess a mortality and expense risk charge directly against the assets held in the Variable Life Account. The mortality and expense risk charge compensates us for assuming the risks that cost of insurance charges will be insufficient to cover actual mortality experience and that the other charges will not cover our expenses in connection with the Policy. We deduct the mortality and expense risk charge from Variable Life Account assets on each valuation date at an annual rate of .50 percent of the average daily net assets of the Variable Life Account.

We reserve the right to charge or make provision for any taxes payable by us with respect to the Variable Life Account or the Policies by a charge or adjustment to such assets. No such charge or provision is made at the present time.

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

Portfolio Company Charges Charges are deducted from and expenses paid out of the assets of the Fund Portfolio companies, as described in the prospectus for those companies.

Charges for Additional Benefits Charges for Additional Benefits are shown in the "Summary Fee Tables" under "Summary of Benefits and Risks." See "Additional Benefits."

Other Policy Provisions

Beneficiary When we receive proof satisfactory to us of the second death, we will pay the death proceeds of a Policy to the beneficiary or beneficiaries named in the application for the Policy unless the owner has changed the beneficiary. In that event, we will pay the death proceeds to the beneficiary named in the last change of beneficiary request.

If a beneficiary dies before the second death, that beneficiary's interest in the Policy ends with that beneficiary's death. Only beneficiaries living at the second death will be eligible to share in the death proceeds. If no beneficiary is living at the second death we will pay the death proceeds of this Policy to the owner, if living, otherwise to the owner's estate, or, if the owner is a corporation, to it or its successor.

You may change the beneficiary designated to receive the proceeds. If you have reserved the right to change the beneficiary, you can file a written request with us to change the beneficiary. If you have not reserved the right to change the beneficiary, the written consent of the irrevocable beneficiary will be required.

Your written request will not be effective until it is recorded in our home office. After it has been so recorded, it will take effect as of the date you signed the request. However, if the second death occurs before the request has been so recorded, the request will not be effective as to those death proceeds we have paid before your request was recorded in our home office records.

Payment of Proceeds The amount payable as death proceeds upon the second death will be the death benefit provided by the Policy, plus any additional insurance payable at the second death provided by an additional benefit agreement, if any, minus any policy charges and minus any policy loans. In addition, if the cash option is in effect at the second death, we will pay to the beneficiary any part of a paid premium that covers the period from the end of the policy month in which the second death occurred to the date to which premiums are paid. Normally, we will pay any policy proceeds within seven days after our receipt of all the documents required for such a payment. Other than the death proceeds, which are determined as of the date of the second death, we will determine the amount of payment as of the end of the valuation period during which a request is received at our home office.

We reserve the right to defer policy payments, including policy loans, for up to six months from the date of your request, if such payments are based upon policy values which do not depend on the investment performance of the Variable Life Account. In that case, if we postpone a payment other than a policy loan payment for more than 31 days, we will pay you interest at 3 percent per year for the period beyond that time that payment is postponed. For payments based on policy values which do depend on the investment performance of the Variable Life Account, we may defer payment only:

   (1) for any period during which the New York Stock Exchange is closed for trading (except for normal holiday closing); or

   (2) when the SEC has determined that a state of emergency exists which may make such payment impractical.

Settlement Options The proceeds of a Policy will be payable if the Policy is surrendered, or we receive proof satisfactory to us of the second death. These events must occur while the Policy is in force. We will pay the proceeds at our home office and in a single sum unless a settlement option has been selected. We will deduct any indebtedness and unpaid charges from the proceeds. Proof of any claim under this Policy must be submitted in writing to our home office.

We will pay interest on single sum death proceeds from the date of the second death until the date of payment. Interest will be at an annual rate determined by us, but never less than 3 percent.

The proceeds of a Policy may be paid in other than a single sum and you may, until the second death, request that we pay the proceeds under one of the Policy's settlement options. We may also use any other method of payment that is agreeable to both you and us. A settlement option may be selected only if the payments are to be made to a natural person in that person's own right, and if the periodic installment or interest payment is at least $50.

Each settlement option is payable in fixed amounts as described below. The payments do not vary with the investment performance of the Variable Life Account.

    Option 1 -- Interest Payments

    We will pay interest on the proceeds at such times and for a period that is agreeable to you and us. Withdrawals of proceeds may be made in amounts of at least $500. At the end of the period, any remaining proceeds will be paid in either a single sum or under any other method we approve.

    Option 2 -- Payments for a Specified Period

    We will make payments for a specified number of years.

    Option 3 -- Life Income

    We will make payments monthly during the lifetime of the person who is to receive the income, terminating with the last monthly payment immediately preceding that person's death. We may require proof of the age and gender of the annuitant.

    Option 4 -- Payments of a Specified Amount

    We will pay a specified amount until the proceeds and interest are fully paid.

    If you request a settlement option, you will be asked to sign an agreement covering the election which will state the terms and conditions of the payments. Unless you elect otherwise, a beneficiary may select a settlement option after the second death.

    The minimum amount of interest we will pay under any settlement option is 3 percent per year. Additional interest earnings, if any, on deposits under a settlement option will be payable as we determine.

Assignment The Policy may be assigned. The assignment must be in writing and filed at our home office. We assume no responsibility for the validity or effect of any assignment of the Policy or of any interest in it. Any proceeds which become payable to an assignee will be payable in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment.

Misstatement of Age or Gender If the age or gender of either insured has been misstated, we will adjust the amount of proceeds payable under the Policy to reflect cost of insurance charges based upon the correct age or gender.

Incontestability After a Policy has been in force during the lifetime of both insureds for two years from the original policy date, we may not contest the Policy, except for fraud. However, if there has

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

been a policy adjustment, reinstatement or any other policy change for which we required evidence of insurability, we may contest that policy adjustment, reinstatement or change for two years with respect to information provided at that time, during the lifetime of both insureds, from the effective date of the policy adjustment, reinstatement or change.

Suicide If either insured, whether sane or insane, dies by suicide, within two years of the original policy date, our liability will be limited to an amount equal to the premiums paid for the Policy. If there has been a policy adjustment, reinstatement or any other policy change for which we required evidence of insurability, and if either insured dies by suicide within two years from the effective date of the policy adjustment, reinstatement or change, our liability with respect to the policy adjustment, reinstatement or change will be limited to an amount equal to the premiums paid for the policy adjustment, reinstatement or change.

Reports At least once each year we will send you a report. This report will include the account value, the face amount and the death benefit as of the date of the report. It will also show the premiums paid during the policy year, policy loan activity and the policy value. We will send the report to you without cost. The information in the report will be current as of a date within two months of its mailing.

Additional Benefits

You may be able to obtain additional policy benefits, subject to underwriting approval. We will provide these benefits by a rider to the Policy, which may require the payment of additional premium.

Waiver of Premium Agreement The Waiver of Premium Agreement requires an additional premium and provides for the payment of policy premium in the event of the covered insured's disability. You may add the waiver on either or both insureds.


Enhanced Guarantee Choice Agreement The Enhanced Guarantee Choice Agreement requires no additional premium and provides for an improved guaranteed plan of insurance if you elect to participate in an Acceptable Allocation Program
(AAP). For each AAP, we will choose a specific group of sub-accounts and determine the proportion of all transactions that will be allocated to each of those sub-accounts. You will have several AAPs from which to choose. In order to preserve the chosen proportion, you must agree to certain limitations regarding the allocation of premiums, transfers of policy values, allocation of partial surrenders, allocation of policy loans, and allocation of monthly charges described elsewhere in this prospectus. From time to time we may change the AAPs which we offer.



Estate Preservation Agreement The Estate Preservation Agreement permits you to purchase additional four-year term insurance on the death of the designated insured, without evidence of insurability. This right to purchase additional term insurance extends for a period of 90 days after the death of that person. Typically, the person you designate will be the younger of the two persons insured under this Policy. In the event that both insureds under this Policy die simultaneously, we will pay nothing under this Agreement. The Estate Preservation Agreement is useful if there is a need to have the Policy owned initially by one or both of the insureds and subsequently to change the ownership to a trust.


Other Matters

Federal Tax Status

The discussion of federal taxes is general in nature and is not intended as tax advice. Each person concerned should consult a tax adviser. This discussion is based on our understanding of federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service (the "IRS"). We have not considered any applicable state or other tax laws.

We are taxed as a "life insurance company" under the Internal Revenue Code (the "Code"). The operations of the Variable Life Account form a part of, and are taxed with, our other business activities. Currently, we pay no federal income tax on income dividends received by the Variable Life Account or on capital gains arising from the Variable Life Account's activities. The Variable Life Account is not taxed as a "regulated investment company" under the Code and it does not anticipate any change in that tax status.

Under Section 7702 of the Code, life insurance contracts such as the Policies will be treated as life insurance if certain tests are met. There is limited guidance on how these tests are to be applied. However, the IRS has issued proposed regulations that would specify what will be considered reasonable mortality charges under Section 7702. In light of these proposed regulations and the other available guidance on the application of the tests under Section 7702, we generally believe that a Policy issued on a standard risk should meet the statutory definition of a life insurance contract under Section 7702. With respect to a Policy issued on a sub-standard basis (i.e., a premium class involving higher than standard mortality risk), there is insufficient guidance to determine if such a Policy would satisfy the Section 7702 definition of a life insurance contract. If it is subsequently determined that a Policy does not satisfy Section 7702, we may take whatever steps are appropriate and necessary to attempt to cause such a Policy to comply with Section 7702.

In certain circumstances, owners of variable life policies may be considered the owners, for federal income tax purposes, of the assets of the separate account supporting their policies due to their ability to exercise control over those assets. Where this is the case, the contract owners will be currently taxed on income and gains attributable to the separate account assets. In Revenue Ruling 2003-91, the IRS described the circumstances under which the owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the owner of those assets for federal income tax purposes. Under the contracts in Rev. Rul. 2003-91, there was no arrangement, plan, contract or agreement between the policy owner and the insurance company regarding the availability of a particular investment option and other than the policy owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion.

We do not believe that the ownership rights of a Policy owner under the Policy would result in any Policy owner being treated as the owner of the assets of the Variable Life Account under Rev. Rul. 2003-91. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. We reserve the right to modify the Policy as necessary to attempt to prevent a Policy owner from being considered the owner of a pro rata share of the assets of the Variable Life Account.

In addition, the Code requires that the investments of the Variable Life Account be "adequately diversified" in order to treat the Policy as a life insurance contract for federal income tax purposes. We intend that the Variable Life Account, through the Funds and the Portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for federal income tax purposes.

On the death of the insured, we believe that the death benefit provided by the Policies will be excludable from the gross income of the beneficiary under
Section 101(a) of the Code. If you receive an accelerated benefit, that benefit may be taxable and you should seek assistance from a tax adviser.

You are not currently taxed on any part of the inside build-up of cash value until you actually receive cash from the Policy. However, taxability may also be determined by your contributions to the Policy and prior Policy activity. Depending on the circumstances, the exchange of a Policy, the receipt of a Policy in an exchange, a change in the Policy's death benefit option (e.g., a change from cash option to protection option), a policy loan, a partial surrender, a complete surrender, a change in ownership, a change of insured, an adjustment of the face amount, or an assignment of the Policy may have federal income tax consequences. If you are considering any such transactions, you should consult a tax adviser before effecting the transaction.

We also believe that policy loans will be treated as indebtedness and will not be currently taxable as income to you unless your Policy is a modified endowment contract, as described below. However, whether a modified endowment contract or not, the interest paid on policy loans will generally not be tax deductible. There may be adverse tax consequences when a Policy with a policy loan is terminated or surrendered.

A complete surrender or partial surrender of the account values of a Policy may have tax consequences. On surrender, you will not be taxed on values received except to the extent that they exceed the gross premiums paid under the Policy reduced by any previously received excludable amounts ("cost basis"). An exception to this general rule occurs in the case of a partial withdrawal, a decrease in the face amount, or any other change that reduces benefits under the Policy in the first 15 years after the Policy is issued and that results in a cash distribution to you in order for the Policy to continue complying with the Section 7702 definitional limits. In that case, such distribution will be taxed in whole or in part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702. Finally, upon a complete surrender or termination of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of any policy loan exceeds the total investment in the Policy, the excess will generally be treated as ordinary income, subject to tax.

It should be noted, however, that under the Code the tax treatment described above is not available for policies characterized as modified endowment contracts. In general, policies with a high premium in relation to the death benefit may be considered modified endowment contracts. The Code requires that the cumulative premiums paid on a life insurance policy during the first seven contract years not exceed the sum of the net level premiums which would be paid under a 7-pay life policy. If those cumulative premiums exceed the 7-pay life premiums, the policy is a modified endowment contract.

Modified endowment contracts are still treated as life insurance with respect to the tax treatment of death proceeds and to the extent that the inside build-up of cash value is not taxed on a yearly basis. However, any amounts you receive such as cash withdrawals, loans and amounts received from a partial or total surrender of the contract are subject to the same tax treatment as distributions under an annuity. This tax treatment includes the 10 percent additional income tax which would be imposed on the portion of any distribution that is included in income except where the distribution or loan is made on or after the date you attain age 59 1/2, or is attributable to your becoming disabled, or as part of a series of substantially equal periodic payments for your life or the joint lives of you and your beneficiary.

The modified endowment contract provisions of the Code apply to all Policies entered into on or after June 21, 1988 that fail to meet the 7-pay test described above and to a Policy that is received in exchange for a modified endowment contract. It should be noted, in addition, that a policy which is subject to a "material change" shall be treated as newly entered into on the date on which such material change takes effect. Appropriate adjustment shall be made in determining whether such a policy meets the 7-pay test by taking into account the previously existing cash surrender value. While certain adjustments described herein may result in a material change, the law provides that any cost of living increase described in the regulations and based upon an established broad-based index will not be treated as a material change if any increase is funded ratably over the remaining period during which premiums are required to be paid under the policy. To date, no regulations under this provision have been issued.

In rare circumstances, if we receive and allocate your premium before its due date, your Policy will become a modified endowment contract. To prevent your Policy from becoming a modified endowment contract, we will hold your premium in a non-interest bearing account until its due date, at which time we will allocate your premium to the guaranteed interest account or sub-accounts of the Variable Life Account.

If a Policy becomes a modified endowment contract, distributions that occur during the policy year it becomes a modified endowment contract and any subsequent policy year will be taxed as distributions from a modified endowment contract. Distributions from a Policy within two years before it becomes a modified endowment contract will also be taxed in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Due to the Policy's flexibility, classification of a Policy as a modified endowment contract will depend upon the circumstances of each Policy. Accordingly, a prospective policy owner should contact a tax adviser before purchasing a Policy to determine the circumstances under which the Policy would be a modified endowment contract. You should also contact a tax adviser before paying any non-repeating premiums or making any other change to, including an exchange of, a Policy to determine whether such premium or change would cause the Policy (or the new Policy in the case of an exchange) to be treated as a modified endowment contract.

Under the Code, all modified endowment contracts, issued by us (or an affiliated company) to the same policy owner during any calendar year will be treated as one modified endowment contract for purposes of determining the amount includable in gross income under Section 72(e) of the Code. Additional rules may be promulgated under this provision to prevent avoidance of its effects through serial contracts or otherwise. A life insurance policy received in exchange for a modified endowment contract will also be treated as a modified endowment contract.

Federal estate and state and local estate, inheritance, and other tax consequences of ownership or receipt of Policy proceeds depend upon the circumstances of each policy owner or beneficiary. A tax adviser should be consulted for further information.

The Policies may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if you are contemplating the use of such Policies in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax adviser regarding the tax attributes of the particular arrangement. Moreover, in recent years, Congress has adopted new rules relating to corporate owned life insurance. The IRS has recently issued guidance on split dollar insurance plans. A tax adviser should be consulted with respect to this new guidance if you have purchased or are considering the purchase of a Policy for a split dollar insurance plan. Any business contemplating the purchase of a new life insurance contract or a change in an existing contract should consult a tax adviser. There may also be an indirect tax upon the income in the Policy or the proceeds of a Policy under the federal corporate alternative minimum tax, if the policy owner is subject to that tax.

It should be understood that the foregoing description of the federal income tax consequences under the Policies is not exhaustive and that special rules are provided with respect to situations not discussed. Statutory changes in the Code, with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, a person contemplating the purchase of a variable life insurance policy or exercising elections under such a policy should consult a tax adviser.

At the present time, we make no charge to the Variable Life Account for any federal, state or local taxes that we incur that may be attributable to such Account or to the Policies. We, however, reserve

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

the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Life Account or the Policies.

Voting Rights

We will vote the Fund shares held in the various sub-accounts of the Variable Life Account at regular and special shareholder meetings of the Funds in accordance with your instructions. If, however, the 1940 Act or any regulation thereunder should change and we determine that it is permissible to vote the Fund shares in our own right, we may elect to do so. The number of votes as to which you have the right to instruct will be determined by dividing your Policy's account value in a sub-account by the net asset value per share of the corresponding Fund Portfolio. Fractional shares will be counted. The number of votes as to which you have the right to instruct will be determined as of the date coincident with the date established by the Funds for determining shareholders eligible to vote at the meeting of the Funds. Voting instructions will be solicited in writing prior to such meeting in accordance with procedures established by the Funds. We will vote Fund shares held by the Variable Life Account as to which no instructions are received in proportion to the voting instructions which are received from policy owners with respect to all Policies participating in the Variable Life Account. Each policy owner having a voting interest will receive proxy material, reports and other material relating to the Funds.

We may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that shares be voted so as to cause a change in subclassification or investment policies of the Funds or approve or disapprove an investment advisory contract of the Funds. In addition, we may disregard voting instructions in favor of changes in the investment policies or the investment advisers of the Funds if we reasonably disapprove of such changes. A change would be disapproved only

  . if the proposed change is contrary to state law or disapproved by state regulatory authorities on a determination that the change would be detrimental to the interests of policy owners or

  . if we determined that the change would be inconsistent with the investment objectives of the Funds or would result in the purchase of securities for the Funds which vary from the general quality and nature of investments and investment techniques utilized by other separate accounts created by us or any of our affiliates which have similar investment objectives.

In the event that we disregard voting instructions, a summary of that action and the reason for such action will be included in your next semi-annual report.

Distribution of Policies

The Policies will be sold by our state licensed life insurance agents who are also registered representatives of Securian Financial Services, Inc. ("Securian Financial") or of other broker-dealers who have entered into selling agreements with Securian Financial. Securian Financial acts as principal underwriter for the Policies. Both Securian Financial and Minnesota Life are wholly-owned subsidiaries of Securian Financial Group, Inc., which is a second-tier subsidiary of a mutual insurance holding company called Minnesota Mutual Companies, Inc.

Securian Financial, whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Securian Financial was incorporated in 1984 under the laws of the State of Minnesota. The Policies are sold in the states where their sale is lawful. The insurance underwriting and the determination of each proposed insured's risk classification and whether to accept or reject an application for a Policy are done in accordance with our rules and standards.

Commissions to registered representatives of Securian Financial on the sale of Policies include: up to 50 percent of gross premium in the first policy year; up to 2 percent in policy years thereafter; and 0 percent of non-repeating premiums. The commission will apply to the portion of the annual base premium necessary for an original issue whole life plan of insurance under the Cash Option. On premiums received in excess of that amount we will pay commissions up to 2 percent.

In addition, Securian Financial or we will pay, based uniformly on the sales of insurance policies by registered representatives of Securian Financial, credits which allow those registered representatives who are responsible for sales of the Policies to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may also pay registered representatives additional amounts based upon their production and the persistency of life insurance and annuity business placed with us. Finally, the underwriter also receives amounts from the Fund for services provided under a 12b-1 plan of distribution. For providing these distribution services, the underwriter receives a fee of .25 percent of the average daily net assets of those Portfolios of the Fund which have a 12b-1 fee.

Legal Proceedings

As an insurance company, we are ordinarily involved in litigation. We are of the opinion that such litigation is not material with respect to the Policies or the Variable Life Account.

Registration Statement

We have filed with the Securities and Exchange Commission a Registration Statement under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Life Account, Minnesota Life, and the Policies. Statements contained in this prospectus as to the contents of Policies and other legal instruments are summaries, and reference is made to such instruments as filed.

Statement of Additional Information

A Statement of Additional Information, with the same date, containing further information about Minnesota Life Variable Life Account and the variable life policy is available without charge from us at your request. It has been filed with the SEC and is incorporated by reference into this prospectus. In addition, you may order a personalized illustration of death benefits, cash surrender values, and cash values, without charge, from us. To request a Statement of Additional Information, a personalized illustration or any information about your Policy call us at 1-800-277-9244 or write to us at:
Minnesota Life Insurance Company at 400 Robert Street North, Saint Paul, Minnesota 55101.

Information about Minnesota Life Variable Life Account (including the Statement of Additional Information) can be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington, DC (information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090) or at the SEC's website, http://www.sec.gov. Copies of this information may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, DC 20549-0102. You can also call the SEC at 1-202-942-8090.

The table of contents for the Statement of Additional Information is as follows:
     General Information and History
     Additional Information about Operation of Contracts and Registrant Underwriters
     Additional Information about Charges
     Illustrations
     Financial Statements

Investment Company Act No. 811-4585

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PART B:  INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

Item Number  Caption in Prospectus

   15.       Cover Page and Table of Contents

   16.       General Information and History

   17.       Services

   18.       Premiums

   19. Additional Information About Operation of Contracts and Minnesota Life Variable Life Account

   20.       Underwriters

   21.       Additional Information About Charges

   22.       Lapse and Reinstatement

   23.       Loans

   24.       Financial Statements

   25.       Illustrations

                      MINNESOTA LIFE VARIABLE LIFE ACCOUNT
                           (Exact Name of Registrant)

                        Minnesota Life Insurance Company
                               (Name of Depositor)

                             400 Robert Street North
                           Saint Paul, Minnesota 55101
              (Address of Depositor's Principal Executive Offices)

                                 1-651-665-3500
               (Depositor's Telephone Number, including Area Code)

                               Dennis E. Prohofsky
             Executive Vice President, General Counsel and Secretary
                        Minnesota Life Insurance Company
                             400 Robert Street North
                         St. Paul, Minnesota 55101-2098
                     (Name and Address of Agent for Service)

                                    Copy to:
                              J. Sumner Jones, Esq.

                              Dykema Gossett PLLC
                                Franklin Square
                                 Suite 300 West
                               1300 I Street N W
                             Washington, D.C. 20005


                       Statement of Additional Information


         The date of this document and the prospectus is:


This Statement of Additional Information is not a prospectus. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the prospectus. Therefore, this Statement should be read in conjunction with the Funds' current prospectuses which may be obtained by calling Minnesota Life Insurance Company at 1-800-277-9244, or writing to Minnesota Life at 400 Robert Street North, Saint Paul, Minnesota 55101. Defined terms as used in the prospectus and the Policy are incorporated into this Statement of Additional Information.

Table of Contents

General Information and History
Additional Information About Operation of Contracts and Registrant
Underwriters
Additional Information About Charges


Illustrations

Financial Statements


                                                                   VAL Survivor

General Information and History

We are Minnesota Life Insurance Company ("Minnesota Life"), a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named "Minnesota Mutual Companies, Inc." Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named "Minnesota Life Insurance Company." All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named "Securian Financial Group, Inc.", which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named "Securian Holding Company", which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.

Our home office is at 400 Robert Street North, St. Paul, Minnesota 55101-2098, telephone: (651) 665-3500. We are licensed to conduct life insurance business in all states of the United States (except New York where we are an authorized reinsurer), the District of Columbia, Canada, Puerto Rico and Guam.


On October 21, 1985, our Board of Trustees established a separate account, called the Minnesota Life Variable Life Account ("Variable Life Account"), in accordance with certain provisions of the Minnesota insurance law. The separate account is registered as a "unit investment trust" with the Securities and Exchange Commission ("SEC") under the Investment Company Act of 1940 ("1940 Act"). Registration under the 1940 Act does not signify that the SEC supervises the management, or the investment practices or policies, of the Variable Life Account. The separate account meets the definition of a "separate account" under the federal securities laws.


We are the legal owner of the assets in the Variable Life Account. The obligations to policy owners and beneficiaries arising under the Policies are general corporate obligations of Minnesota Life and thus our general assets back the Policies. The Minnesota law under which the Variable Life Account was established provides that the assets of the Variable Life Account shall not be chargeable with liabilities arising out of any other business which we may conduct, but shall be held and applied exclusively to the benefit of the holders of those variable life insurance policies for which the separate account was established. The investment performance of the Variable Life Account is entirely independent of both the investment performance of our General Account and of any other separate account which we may have established or may later establish.

The Variable Life Account currently has forty-nine sub-accounts to which you may allocate premiums. Each sub-account invests in shares of a corresponding Portfolio of the Funds.

Additional Information about Operation of Contracts and Registrant

Minnesota Life provides accounting oversight, financial reporting, legal and other administrative services. Prior to April 1, 2003, Minnesota Life provided additional accounting and administrative services which are now performed by State Street Bank and Trust Company. However, Minnesota Life continues to oversee State Street's performance of these services.

Underwriters

The Policies are a continuous offering and will be sold by state licensed life insurance producers who are also registered representatives of Securian Financial Services, Inc. ("Securian Financial") or of other broker-dealers who have entered into selling agreements with Securian Financial. Securian Financial acts as principal underwriter for the Policies. Both Securian Financial and Minnesota Life are wholly-owned subsidiaries of Securian Financial Group, Inc., which is a second-tier subsidiary of a mutual insurance holding company called Minnesota Mutual Companies, Inc.

Securian Financial Services, Inc., whose address is 400 Robert Street North, St. Paul, Minnesota 55101-2098, is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. Securian Financial was incorporated in 1984 under the laws of the State of Minnesota. The Policies are sold in the states where their sale is lawful.


Commissions to registered representatives of Securian Financial on the sale of Policies include: up to 50 percent of gross premium in the first policy year; up to 2 percent in policy years thereafter; and 0 percent of non-repeating premiums. The commission will apply to the portion of the annual base premium necessary for an original issue whole life plan of insurance under the Cash Option. On premiums received in excess of that amount we will pay commissions up to 2 percent. Amounts paid by Minnesota Life to the underwriter for 2004, 2003 and 2002 were $55,987,595, $51,402,568 and $52,341,391, respectively, which include amounts paid for other contracts issued through the Minnesota Life Variable Life Account.


In addition, Securian Financial or we will pay, based uniformly on the sales of insurance policies by registered representatives of Securian Financial, credits which allow those registered representatives who are responsible for sales of the Policies to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits may cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. We may also pay registered representatives additional amounts based upon their production and the persistency of life insurance and annuity business placed with us. Finally, the underwriter also receives amounts from the Fund for services provided under a 12b-1 plan of distribution. For providing these distribution services, the underwriter receives a fee of up to .25 percent of the average daily net assets of those Portfolios of the Fund which have a 12b-1 fee.

Additional Information About Charges

a) Sales Load
See the description of the policy issue charge in the prospectus.

b) Underwriting Procedures We require proof of insurability for policy issue and all adjustments resulting in an increase in face amount or other changes that result in an increase in the net amount at risk in the Policy. Proof of insurability and classification for cost of insurance charges are determined by our underwriting rules and procedures which utilize factors such as age, sex, health and occupation. Persons who present a lower mortality risk are charged the most favorable cost of insurance rates.

The basis for the mortality charges guaranteed in the Policies are determined by the sex, tobacco habits, and age of each insured and are based on the 2001 CSO sex and smoker distinct age nearest birthday mortality tables. In instances where the insurance is required to be provided on a Unisex basis, the guaranteed mortality charges are based on the 2001 CSO Unisex Table B.

c) Increases in Face Amount

An increase in face amount is a policy adjustment and is subject to a $95 transaction charge. An increase in face amount will also result in a new policy issue charge.

Illustrations

An illustration is provided for two standard non-tobacco risks, a male age 50 and a female age 50. The illustration shows the projected policy values, death benefits and premiums. The Cash Death Benefit Option is shown. The plan of insurance for the illustration is a whole life plan, with an initial face amount of $1,000,000. We show the illustration based on both guaranteed maximum and current charges, and we include all charges.

Guaranteed maximum cost of insurance charges will vary by the age, sex and risk class of each insured. We use the male, female and unisex smoker-distinct 2001 Commissions Standard Ordinary Mortality Table ("2001 CSO"), as appropriate. The unisex tables are used in circumstances where legal considerations require the elimination of sex-based distinctions in the calculation of mortality costs. Our maximum cost of insurance charges are based on an assumption of the mortality rates reflected in 2001 CSO Tables.

In many cases we intend to impose cost of insurance charges which are lower than the maximum charges determined as described above. In addition to the factors governing maximum cost of insurance charges, actual charges will vary depending on the risk category of each insured. Current cost of insurance charges reflect our current practices with respect to mortality charges for this class of Policies. Similarly, we impose a current monthly policy charge which is less than the guaranteed contractual charge. We expect that these current charges will compensate us for the actual costs of administration. If the actual costs change, this charge may increase or decrease as necessary, although it may not exceed the maximum stated in the Policy.


The illustration shows how actual policy values and death benefits would vary over time if the return on the assets held in the Variable Life Account equaled a gross annual rate after tax, of 0 percent and 6 percent. The actual policy values and death benefits would be different from those shown if the returns averaged 0 percent and 6 percent but fluctuated over the life of the Policy. The illustration assumes scheduled premiums are paid when due.

The amounts shown for the hypothetical cash value and death benefit as of each policy year reflect the fact that the net investment return on the assets held in the sub-accounts is lower than the gross, after-tax return. This is because a daily investment management fee assessed against the net assets of the Fund and a daily mortality and expense risk charge assessed against the net assets of the Variable Life Account are deducted from the gross return. The mortality and expense risk charge reflected in the illustration is at an annual rate of .50 percent The investment management fee illustrated is .67 percent and represents the arithmetic average of the annual fee charged for all portfolios of the Funds. The illustrations also reflect a deduction for those Fund costs and expenses borne by the Funds and for distribution (12b-1) fees. Fund expenses illustrated are .14 percent, representing the arithmetic average of the 2003 expense ratios of the portfolios of the Funds. Certain expenses for certain portfolios of the Funds were waived or reduced, however the averages used in these illustrations do not reflect the waivers or reductions. The 12b-1 fee illustrated is .24 percent and represent the arithmetic average of those fees charged for portfolios of the Funds. Therefore, gross annual rates of return of 0 percent and 6 percent correspond to approximate net annual rates of return of -1.55 percent and 4.45 percent.

The illustration reflects the fact that no charges for federal, state or local income taxes are currently made against the Variable Life Account. If such a charge is made in the future, it will take a higher gross rate of return to produce after-tax returns of 0 percent and 6 percent than it does now.


Upon request, we will furnish a personalized illustration based upon the age, sex and risk classification of each insured, and on the face amount, premium, death benefit option, plan of insurance and gross annual rate of return requested. Those illustrations may be materially different from the sample illustration included in this statement, depending upon the proposed insureds' actual situation. For example, illustrations for insureds who are tobacco users or who are rated sub-standard will differ materially in premium amount and illustrated values, even though the proposed insureds may be the same age as the proposed insureds in our sample illustrations.

                                  VAL-SURVIVOR
                        DEATH BENEFIT OPTION-CASH OPTION
                          MALE NON-TOBACCO ISSUE AGE 50
                         FEMALE NON-TOBACCO ISSUE AGE 50
                       INITIAL FACE AMOUNT - $1,000,000(1)

                          $13,792 INITIAL BASE PREMIUM

                              USING CURRENT CHARGES

                 -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF -


                                   0% Gross                                6% Gross
                                  -1.55% Net                               4.45% Net

                                      CASH                                   CASH
POL   ATTDAGE     BASE     ACCOUNT  SURRENDER     DEATH       ACCOUNT      SURRENDER       DEATH
YR   #1     #2   PREMIUM    VALUE     VALUE      BENEFIT       VALUE         VALUE        BENEFIT
--  ----------   -------   -------  ---------    -------     ----------   ------------   ---------
1     51    51     13,792     9,543         -    1,000,000       10,247           205     1,000,000
2     52    52     13,792    18,961         -    1,000,000       20,988           904     1,000,000
3     53    53     13,792    28,264     7,561    1,000,000       32,261        11,564     1,000,000
4     54    54     13,792    37,450    19,704    1,000,000       44,485        26,345     1,000,000
5     55    55     13,792    46,530    31,742    1,000,000       56,501        41,718     1,000,000

6     56    56     13,792    55,495    43,665    1,000,000       69,528        57,702     1,000,000
7     57    57     13,792    64,339    55,466    1,000,000       83,189        74,319     1,000,000
8     58    58     13,792    73,053    67,138    1,000,000       97,508        91,595     1,000,000
9     59    59     13,792    81,640    78,682    1,000,000      112,537       109,581     1,000,000
10    60    60     13,792    90,092    90,092    1,000,000      128,311       128,311     1,000,000

15    65    65     13,792   144,650   144,650    1,000,000      236,309       236,309     1,000,000
20    70    70     13,792   193,720   193,720    1,000,000      373,302       373,302     1,000,000
25    75    75     13,792   233,594   233,594    1,000,000      546,418       546,418     1,000,000
30    80    80     13,792   255,507   255,507    1,000,000      763,377       763,377     1,093,742
35    85    85     13,792   239,112   239,112    1,000,000      951,724       951,724     1,234,460

40    90    90     13,792   141,792   141,792    1,000,000    1,169,961     1,169,961     1,390,144
45    95    95     13,792         -         -    1,000,000    1,426,109     1,426,109     1,576,399
50   100   100     13,792         -         -    1,000,000    1,774,600     1,774,600     1,756,895
55   105   105     13,792         -         -    1,000,000    2,296,907     2,296,907     2,181,311
60   110   110     13,792         -         -    1,000,000    2,974,277     2,974,277     2,834,263

65   115   115     13,792         -         -    1,000,000    3,852,749     3,852,749     3,658,327
70   120   120     13,792         -         -    1,000,000    4,994,024     4,994,024     4,739,881


(1) The initial face amount is guaranteed for life so long as the base premium is paid as planned.


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, and prevailing interest rates. The death benefits and policy values for a Policy would be different from those shown if the actual rates of return averaged 0% and 6% over a period of years but also fluctuated above or below those averages for individual policy years. No representations can be made by Minnesota Life or the Funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

                                  VAL-SURVIVOR
                        DEATH BENEFIT OPTION-CASH OPTION
                          MALE NON-TOBACCO ISSUE AGE 50
                         FEMALE NON-TOBACCO ISSUE AGE 50
                       INITIAL FACE AMOUNT - $1,000,000(1)

                          $13,792 INITIAL BASE PREMIUM

                        USING GUARANTEED MAXIMUM CHARGES

                 -ASSUMING HYPOTHETICAL INVESTMENT RETURNS OF -


                                      0% Gross                            6% Gross
                                     -1.55% Net                           4.45% Net

                                       CASH                                 CASH
POL   ATTDAGE     BASE     ACCOUNT   SURRENDER      DEATH      ACCOUNT    SURRENDER     DEATH
YR   #1    #2    PREMIUM    VALUE      VALUE       BENEFIT      VALUE       VALUE      BENEFIT
--  ----------   -------   -------   ---------    ---------   ---------   ---------   ---------
1    51    51     13,792     9,315           -    1,000,000       9,981           -   1,000,000
2    52    52     13,792    18,466           -    1,000,000      20,458         374   1,000,000
3    53    53     13,792    27,447       6,743    1,000,000      31,351      10,655   1,000,000

4    54    54     13,792    36,251      18,505    1,000,000      42,702      24,962   1,000,000
5    55    55     13,792    44,872      30,083    1,000,000      54,521      39,738   1,000,000

6    56    56     13,792    53,304      41,473    1,000,000      66,824      54,977   1,000,000
7    57    57     13,792    61,533      52,660    1,000,000      79,613      70,743   1,000,000
8    58    58     13,792    69,545      63,629    1,000,000      92,896      86,982   1,000,000
9    59    59     13,792    77,325      74,368    1,000,000     106,679     103,722   1,000,000
10   60    60     13,792    84,863      84,863    1,000,000     120,970     120,970   1,000,000

15   65    65     13,792   132,188     132,188    1,000,000     216,477     216,477   1,000,000
20   70    70     13,792   166,961     166,961    1,000,000     327,547     327,547   1,000,000
25   75    75     13,792   179,239     179,239    1,000,000     451,777     451,777   1,000,000
30   80    80     13,792   144,170     144,170    1,000,000     583,510     583,510   1,000,000
35   85    85     13,792         -           -    1,000,000     629,784     629,784   1,000,000

40   90    90     13,792         -           -    1,000,000     588,783     588,783   1,000,000
45   95    95     13,792         -           -    1,000,000     237,139     237,139   1,000,000
50  100   100     13,792         -           -    1,000,000           -           -   1,000,000
55  105   105     13,792         -           -    1,000,000           -           -   1,000,000
60  110   110     13,792         -           -    1,000,000           -           -   1,000,000

65  115   115     13,792         -           -    1,000,000           -           -   1,000,000
70  120   120     13,792         -           -    1,000,000           -           -   1,000,000


(1) The initial face amount is guaranteed for life so long as the base premium is paid as planned.


The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner, and prevailing interest rates. The death benefits and policy values for a Policy would be different from those shown if the actual rates of return averaged 0% and 6% over a period of years but also fluctuated above or below those averages for individual policy years. No representations can be made by Minnesota Life or the Funds that these hypothetical rates of return can be achieved for any one year or sustained over any period of time.

Financial Statements


The financial statements of Minnesota Life Insurance Company as of December 31, 2004, have been audited by our independent registered public accounting firm, KPMG LLP, 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402. The report on the consolidated financial statements of Minnesota Life Insurance Company and subsidiaries refers to changes in accounting for derivatives and beneficial interests in securities financial assets due to the adoption of new accounting standards in 2001. The financial statements are included in this Statement of Additional Information, as stated in the report of independent registered public accounting firm appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Minnesota Life Variable Life Account as of December 31, 2004, have been audited by our independent registered public accounting firm, KPMG LLP, 4200 Wells Fargo Center 90 South Seventh Street, Minneapolis, Minnesota 55402. The financial statements are included in this Statement of Additional Information, as stated in the report of independent registered public accounting firm appearing herein and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                            PART C: OTHER INFORMATION

Item Number   Caption in Part C

    26.       Exhibits

    27.       Directors and Officers of the Minnesota Life Insurance Company

    28. Persons Controlled by or Under Common Control with Minnesota Life Insurance Company or Minnesota Life Variable Life Account

    29.       Indemnification

    30.       Principal Underwriters

    31.       Location of Accounts and Records

    32.       Management Services

    33.       Fee Representation

                            PART C: OTHER INFORMATION

Item 26.  Exhibits

The exhibits to this Registration Statement are listed in the Exhibit Index hereto and are incorporated herein by reference.

Item 27.  Directors and Officers of the Minnesota Life Insurance Company

Name and Principal Business Address    Position and Offices with Minnesota Life

Mary K. Brainerd                       Director
HealthPartners
8100 34th Avenue South
P.O. Box 1309
Bloomington, MN 55440-1309


John F. Bruder                         Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Thomas P. Burns                        Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Keith M. Campbell                      Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

John W. Castro                         Director
Merrill Corporation
One Merrill Circle
St. Paul, MN 55108

John E. Gherty                         Director
Land O'Lakes, Inc.
P.O. Box 64101
St. Paul, MN 55164

John F. Grundhofer                     Director
U.S. Bancorp
800 Nicollet Mall
Suite 2300
Minneapolis, MN 55402


John H. Hooley                         Director
SUPER VALU INC.
11840 Valley View Road
Eden Praire, MN 55344-3691

Robert E. Hunstad                      Director and Executive
Minnesota Life Insurance Company       Vice President
400 Robert Street North
St. Paul, MN 55101

James E. Johnson                       Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101



Reatha C. King, Ph.D.                  Director
General Mills Foundation
110 Bank Street SE
Unit 2403
Minneapolis, MN 55414

Dianne M. Orbison                      Senior Vice President
Minnesota Life Insurance Company       and Treasurer
400 Robert Street North
St. Paul, MN 55101

Dennis E. Prohofsky                    Director, Executive Vice President,
Minnesota Life Insurance Company       General Counsel and Secretary
400 Robert Street North
St. Paul, MN 55101

Robert L. Senkler                      Chairman, President and Chief
Minnesota Life Insurance Company       Executive Officer
400 Robert Street North
St. Paul, MN 55101


Bruce P. Shay                          Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101


Gregory S. Strong                      Senior Vice President
Minnesota Life Insurance Company       and Chief Financial Officer
400 Robert Street North
St. Paul, MN 55101

Randy F. Wallake                       Director and Executive Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Item 28. Persons Controlled by or Under Common Control with Minnesota Life Insurance Company or Minnesota Life Variable Life Account

Wholly-owned subsidiary of Minnesota Mutual Companies, Inc.:

     Securian Holding Company (Delaware)

Wholly-owned subsidiaries of Securian Holding Company:

     Securian Financial Group, Inc. (Delaware)
     Capitol City Property Management, Inc.
     Robert Street Property Management, Inc.

Wholly-owned subsidiaries of Securian Financial Group, Inc.

     Minnesota Life Insurance Company
     Securian Financial Network, Inc.
     Securian Ventures, Inc.

     Advantus Capital Management, Inc.
     Securian Financial Services, Inc.

     Securian Casualty Company
     I.A. Systems, Inc. (New York)

     Securian Life Insurance Company

Wholly-owned subsidiaries of Minnesota Life Insurance Company:

     Northstar Life Insurance Company (New York)

     Personal Finance Company LLC (Delaware)

     Enterprise Holding Corporation

     Allied Solutions, L.L.C. (Indiana)




Wholly-owned subsidiaries of Securian Financial Services, Inc.:

     MIMLIC Insurance Agency of Massachusetts, Inc. (Massachusetts)

     Ascend Insurance Agency of Nevada, Inc. (Nevada)
     Ascend Insurance Agency of Oklahoma, Inc. (Oklahoma)


Wholly-owned subsidiaries of Enterprise Holding Corporation:

     Financial Ink Corporation
     Oakleaf Service Corporation
     Concepts in Marketing Research Corporation
     Lafayette Litho, Inc.

     MIMLIC Funding, Inc.
     MCM Funding 1997-1, Inc.
     MCM Funding 1998-1, Inc.

Wholly-owned subsidiaries of Securian Financial Network, Inc.:

     Securian Financial Network, Inc. (Alabama)
     Securian Financial Network, Inc. (Nevada)
     Securian Financial Network, Inc. (Oklahoma)

     Securian Financial Network Insurance Agency, Inc. (Massachusetts)


Open-end registered investment company offering shares solely to separate accounts of Minnesota Life Insurance Company:

     Advantus Series Fund, Inc.

Majority-owned subsidiary of Securian Financial Group, Inc.:

     Securian Trust Company, N.A.

Fifty percent-owned subsidiary of Enterprise Holding Corporation:


     CRI Securities, LLC


Unless indicated otherwise parenthetically, each of the above corporations is a Minnesota corporation.

Item 29.  Indemnification

The State of Minnesota has an indemnification statute (Minnesota Statutes 300.083), as amended, effective January 1, 1984, which requires indemnification of individuals only under the circumstances described by the statute. Expenses incurred in the defense of any action, including attorneys' fees, may be advanced to the individual after written request by the board of directors upon receiving an undertaking from the individual to repay any amount advanced unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized by the statute and after a determination that the facts then known to those making the determination would not preclude indemnification.

Indemnification is required for persons made a part to a proceeding by reason of their official capacity so long as they acted in good faith, received no improper personal benefit and have not been indemnified by another organization. In the case of a criminal proceeding, they must also have had no reasonable cause to believe the conduct was unlawful. In respect to other acts arising out of official capacity: (1) where the person is acting directly for the corporation there must be a reasonable belief by the person that his or her conduct was in the best interests of the corporation or, (2) where the person is serving another organization or plan at the request of the corporation, the person must have reasonably believed that his or her conduct was not opposed to the best interests of the corporation. In the case of persons not directors, officers or policy-making employees, determination of eligibility for indemnification may be made by a board-appointed committee of which a director is a member. For other employees, directors and officers, the determination of eligibility is made by the Board or a committee of the Board, special legal counsel, the shareholder of the corporation or pursuant to a judicial proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Minnesota Life Insurance Company and Minnesota Life Variable Life Account pursuant to the foregoing provisions, or otherwise, Minnesota Life Insurance Company and Minnesota Life Variable Life Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Minnesota Life Insurance Company and Minnesota Life Variable Life Account of expenses incurred or paid by a director, officer or controlling person of Minnesota Life Insurance Company and Minnesota Life Variable Life Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Minnesota Life Insurance Company and Minnesota Life Variable Life Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30.  Principal Underwriters

          (a) Securian Financial Services, Inc. currently acts as a principal underwriter for the following investment companies:


               Variable Fund D
               Variable Annuity Account
               Minnesota Life Variable Life Account
               Minnesota Life Variable Universal Life Account
               Northstar Life Variable Universal Life Account

          (b)  Directors and Officers of Securian Financial Services, Inc.

Name and Principal Business Address       Positions and Offices with Underwriter
-----------------------------------       --------------------------------------

Kimberly K. Carpenter                     Assistant Secretary
Securian Financial Services, Inc.
400 Robert Street North
St. Paul, Minnesota 55101

George I. Connolly                        President, Chief Executive
Securian Financial Services, Inc.         Officer and Director
400 Robert Street North
St. Paul, Minnesota 55101

Lynda S. Czarnetzki                       Treasurer
Securian Financial Services, Inc.
400 Robert Street North
St. Paul, Minnesota 55101

Robert E. Hunstad                         Director
Minnesota Life
 Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101

Michael J. Jorgensen                      Vice President and
Securian Financial Services, Inc.         Chief Operations Officer
400 Robert Street North
St. Paul, Minnesota 55101

Allen L. Peterson                         Assistant Secretary
Securian Financial Services, Inc.
400 Robert Street North
St. Paul, Minnesota 55101

Dennis E. Prohofsky                       Director
Minnesota Life
 Insurance Company
400 Robert Street North
St. Paul, Minnesota 55101




Loyall E. Wilson                          Vice President, Chief
Securian Financial Services, Inc.         Compliance Officer and
400 Robert Street North                   Secretary
St. Paul, Minnesota 55101

          (c) All commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


     Name of        Net Underwriting  Compensation on
    Principal        Discounts and     Redemption or    Brokerage       Other
   Underwriter        Commissions      Annuitization   Commissions  Compensation
------------------  ----------------  ---------------  -----------  ------------
Securian Financial
 Services, Inc.     $     55,987,595               --           --            --


Item 31.  Location of Accounts and Records

The accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the physical possession of Minnesota Life Insurance Company, St. Paul, Minnesota 55101.

Item 32.  Management Services

None.

Item 33.  Fee Representation


Minnesota Life Insurance Company hereby represents that, as to the variable life insurance policies which are the subject of this Registration Statement, File No. 333-120704, the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by Minnesota Life Insurance Company.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Minnesota Life Variable Life Account, has duly caused this initial Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saint Paul, and State of Minnesota, on the 16th day of February, 2005.


                                      MINNESOTA LIFE VARIABLE LIFE ACCOUNT
                                      (Registrant)


                                  By: MINNESOTA LIFE INSURANCE COMPANY
                                      (Depositor)


                                      By:        /s/  Robert L. Senkler
                                         ---------------------------------------
                                                   Robert L. Senkler
                                                 Chairman of the Board,
                                          President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed below by the following persons in their capacities with the Depositor and on the date indicated.

         Signature             Title                         Date
-----------------------------  ----------------------------  ----------------

                               Chairman, President and       February 16, 2005
/s/ Robert L. Senkler          Chief Executive Officer
-----------------------------
Robert L. Senkler


*
-----------------------------  Director
Mary K. Brainerd


*
-----------------------------  Director
John W. Castro


*
-----------------------------  Director
John E. Gherty


*
-----------------------------  Director
John F. Grundhofer


*
-----------------------------  Director
John H. Hooley


*
-----------------------------  Director
Robert E. Hunstad

         Signature              Title                                  Date
-----------------------------   -----------------------------------    ----------------

*
-----------------------------   Director
Reatha C. King, Ph.D.


*
-----------------------------   Director
Dennis E. Prohofsky


*
-----------------------------   Director
Randy F. Wallake



/s/ Gregory S. Strong           Senior Vice President                  February 16, 2005
-----------------------------   (chief financial officer)
Gregory S. Strong


/s/ Gregory S. Strong           Senior Vice President                  February 16, 2005
-----------------------------   (chief accounting officer)
Gregory S. Strong


/s/ Dianne M. Orbison           Senior Vice President and Treasurer    February 16, 2005
-----------------------------   (treasurer)
Dianne M. Orbison


/s/ Dennis E. Prohofsky         Director and Attorney-in-Fact          February 16, 2005
-----------------------------
Dennis E. Prohofsky



* Pursuant to power of attorney dated April 12, 2004, a copy of which is filed herewith.

                                  EXHIBIT INDEX


Exhibit Number   Description of Exhibit
--------------   ----------------------
26(a)            Resolution of the Board of Trustees of The Minnesota Mutual
                 Life Insurance Company dated October 21, 1985, previously filed as exhibit 26(a) to Registrant's Form N-6, File Number
                 333-120704, Initial Registration Statement, on November 23,
                 2004, is hereby incorporated by reference.

26(b)            Not Applicable.

26(c)(1) Distribution Agreement, previously filed as exhibit 26(c)(1) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(c)(2)         Schedule A to the Distribution Agreement, previously filed as exhibit 26(c)(2) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(c)(3)         Agent and General Agent Sales Agreements, previously filed as exhibit 26(c)(3) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(c)(4)         Combined with the Exhibit listed under 27(c)(3) above.

26(d)(1) Variable Adjustable Life Insurance Policy 04-690, previously filed as exhibit 26(d)(1) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

27(d)(2)         Waiver of Premium Agreement, form 04-901, previously filed as exhibit 26(d)(2) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(d)(3) Enhanced Guarantee Choice Agreement, form 04-908, previously filed as exhibit 26(d)(3) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(d)(4)         Estate Preservation Agreement, form 04-943, previously filed as exhibit 26(d)(4) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(e)(1)         New Issue Application - Part 1, form F. 59410 5-2004.

26(e)(2)         Application Part 2, form F. 59572 8-2003, previously filed as exhibit 26(e)(2) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(e)(3)         Application Part 2, form F. 59573 8-2003, previously filed as exhibit 26(e)(3) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(e)(4) Application - Part 3 - Authorization New Issue; form 59536 8-2003, previously filed as exhibit 26(e)(4) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(e)(5)         Policy Change Application - Part 1, form F. 59538 5-2004.

26(e)(6) Policy Change Application - Part 3, form F. 59534 8-2003, previously filed as exhibit 26(e)(6) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(e)(7)         Policy Change Application, form F. 59537 5-2004.

26(f)(1) Restated Certificate of Incorporation of the Depositor, previously filed as exhibit 26(f)(1) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(f)(2) Bylaws of the Depositor, previously filed as exhibit 26(f)(2) to Registrant's Form N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

26(g)             Reinsurance Contracts, to be filed by subsequent amendment.

26(h)(1)(i)       Participation Agreement among Advantus Series Fund, Inc.,
                  Advantus Capital Management, Inc. and Minnesota Life Insurance
                  Company, previously filed as Exhibit 27(h)(1)(i) to Minnesota
                  Life Variable Universal Life Account's Form N-6, File Number
                  33-85496, Post-Effective Amendment Number 10, on February 27,
                  2003, is hereby incorporated by reference.

26(h)(1)(ii)      Amendment Number One to the Participation Agreement among
                  Advantus Series Fund, Inc., Advantus Capital Management, Inc.
                  and Minnesota Life Insurance Company, previously filed as
                  Exhibit 27(h)(1)(ii) to Minnesota Life Variable Universal Life
                  Account's Form N-6, File Number 33-85496, Post-Effective
                  Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(1)(iii)     Amendment Number Two to the Participation Agreement among
                  Advantus Series Fund, Inc., Advantus Capital Management, Inc.
                  and Minnesota Life Insurance Company, previously filed as
                  Exhibit 27(h)(1)(iii) to Minnesota Life Variable Universal
                  Life Account's Form N-6, File Number 33-85496, Post-Effective
                  Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(2)(i)       Fund Participation Agreement between Janus Aspen Series, Janus
                  Distributors, Inc. and Minnesota Life Insurance Company, previously filed as Exhibit 27(h)(2)(i) to Minnesota Life
                  Variable Universal Life Account's Form N-6, File Number
                  33-85496, Post-Effective Amendment Number 10, on February 27,
                  2003, is hereby incorporated by reference.

26(h)(2)(ii)      Addendum Dated May 1, 2000 to Fund Participation Agreement
                  between Janus Aspen Series, Janus Distributors, Inc. and
                  Minnesota Life Insurance Company, previously filed as Exhibit
                  27(h)(2)(ii) to Minnesota Life Variable Universal Life
                  Account's Form N-6, File Number 33-85496, Post-Effective

                  Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(2)(iii)     Amendment to Fund Participation Agreement between Janus Aspen
                  Series, Janus Distributors, Inc. and Minnesota Life Insurance
                  Company, previously filed as Exhibit 27(h)(2)(iii) to Minnesota Life Variable Universal Life Account's Form N-6,
                  File Number 33-85496, Post-Effective Amendment Number 10, on
                  February 27, 2003, is hereby incorporated by reference.

26(h)(2)(iv)      Amendment Dated December 1, 2002 to Fund Participation
                  Agreement between Janus Aspen Series, Janus Distributors, Inc.
                  and Minnesota Life Insurance Company, previously filed as
                  Exhibit 27(h)(2)(iv) to Minnesota Life Variable Universal Life
                  Account's Form N-6, File Number 33-85496, Post-Effective
                  Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(3)(i)       Participation Agreement among Variable Insurance Products
                  Fund, Fidelity Distributors Corporation and Minnesota Life
                  Insurance Company, previously filed as Exhibit 27(h)(3)(i) to Minnesota Life Variable Universal Life Account's Form N-6,
                  File Number 33-85496, Post-Effective Amendment Number 10, on
                  February 27, 2003, is hereby incorporated by reference.

26(h)(3)(ii)      Amendment One to the Participation Agreement among Variable
                  Insurance Products Fund, Fidelity Distributors Corporation and
                  Minnesota Life Insurance Company, previously filed as Exhibit
                  27(h)(3)(ii) to Minnesota Life Variable Universal Life
                  Account's Form N-6, File Number 33-85496, Post-Effective
                  Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(3)(iii)     Second Amendment to Participation Agreement among Variable
                  Insurance Products Fund, Fidelity Distributors Corporation and
                  Minnesota Life Insurance Company, previously filed as Exhibit
                  27(h)(3)(iii) to Minnesota Life Variable Universal Life
                  Account's Form N-6, File Number 33-85496, Post-Effective
                  Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(4)(i)       Participation Agreement among Variable Insurance Products Fund
                  II, Fidelity Distributors Corporation and Minnesota Life
                  Insurance Company, previously filed as Exhibit 27(h)(4)(i) to Minnesota Life Variable Universal Life Account's Form N-6,
                  File Number 33-85496, Post-Effective Amendment Number 10, on
                  February 27, 2003, is hereby incorporated by reference.

26(h)(4)(ii)      Amendment One to the Participation Agreement among Variable
                  Insurance Products Fund II, Fidelity Distributors Corporation and Minnesota Life Insurance Company, previously filed as
                  Exhibit 27(h)(4)(ii) to Minnesota Life Variable Universal Life
                  Account's Form N-6, File Number 33-85496, Post-Effective
                  Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(4)(iii)     Second Amendment to Participation Agreement among Variable
                  Insurance Products Fund II, Fidelity Distributors Corporation and Minnesota Life Insurance Company, previously filed as
                  Exhibit 27(h)(4)(iii) to Minnesota Life Variable Universal
                  Life Account's Form N-6, File Number 33-85496, Post-Effective
                  Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(5)(i)       Participation Agreement among Variable Insurance Products Fund
                  III, Fidelity Distributors Corporation and Minnesota Life
                  Insurance Company, previously filed as Exhibit 27(h)(5)(i) to Minnesota Life Variable Universal Life Account's Form N-6,
                  File Number 33-85496, Post-Effective Amendment Number 10, on
                  February 27, 2003, is hereby incorporated by reference.

26(h)(5)(ii)      First Amendment to Participation Agreement among Variable
                  Insurance Products Fund III, Fidelity Distributors Corporation and Minnesota Life Insurance Company, previously filed as
                  Exhibit 27(h)(5)(ii) to Minnesota Life Variable Universal Life
                  Account's Form N-6, File Number 33-85496, Post-Effective
                  Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(6) Fund Shareholder Services Agreement between Minnesota Life Insurance Company and Ascend Financial Services, Inc., previously filed as Exhibit 27(h)(6) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 33-85496, Post-Effective Amendment Number 10, on February 27, 2003, is hereby incorporated by reference.

26(h)(7)(i)       Participation Agreement among Oppenheimer Variable Account
                  Funds, OppenheimerFunds, Inc. and Minnesota Life Insurance
                  Company, previously filed as Exhibit 8(s) to Variable Annuity
                  Account's Form N-4, File Number 333-91784, Post-Effective
                  Amendment Number 2, on April 29, 2003, is hereby incorporated by reference.

26(h)(7)(ii)      Amendment No. 1 to the Participation Agreement among
                  Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and
                  Minnesota Life Insurance Company, previously filed as Exhibit
                  8(s)(i) to Variable Annuity Account's Form N-4, File Number
                  333-91784, Post-Effective Amendment Number 2, on April 29,
                  2003, is hereby incorporated by reference.

26(h)(7)(iii)     Amendment No. 2 to the Participation Agreement among
                  Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and
                  Minnesota Life Insurance Company, previously filed as Exhibit
                  8(s)(ii) to Variable Annuity Account's Form N-4, File Number
                  333-91784, Post-Effective Amendment Number 2, on April 29,
                  2003, is hereby incorporated by reference.

26(h)(8)(i)       Participation Agreement among Panorama Series Fund, Inc.,
                  OppenheimerFunds, Inc. and Minnesota Life Insurance Company, previously filed as Exhibit 8(t) to Variable Annuity Account's
                  Form N-4, File Number 333-91784, Post-Effective Amendment
                  Number 2, on April 29, 2003, is hereby incorporated by reference.

26(h)(8)(ii)      Amendment No. 1 to the Participation Agreement among Panorama
                  Series Fund, Inc., OppenheimerFunds, Inc. and Minnesota Life
                  Insurance Company, previously filed as Exhibit 8(t)(i) to Variable Annuity Account's Form N-4, File Number 333-91784,
                  Post-Effective Amendment Number 2, on April 29, 2003, is hereby incorporated by reference.

26(h)(8)(iii)     Amendment No. 2 to the Participation Agreement among Panorama
                  Series Fund, Inc., OppenheimerFunds, Inc. and Minnesota Life
                  Insurance Company, previously filed as Exhibit 8(t)(ii) to Variable Annuity Account's Form N-4, File Number 333-91784,
                  Post-Effective Amendment Number 2, on April 29, 2003, is hereby incorporated by reference.

26(h)(9)(i)       Participation Agreement among Putnam Variable Trust, Putnam
                  Retail Management, L.P. and Minnesota Life Insurance Company, previously filed as Exhibit 8(u) to Variable Annuity Account's
                  Form N-4, File Number 333-91784, Post-Effective Amendment
                  Number 2, on April 29, 2003, is hereby incorporated by reference.

26(h)(9)(ii)      Schedule A as amended May 1, 2003 to the Participation
                  Agreement among Putnam Variable Trust, Putnam Retail
                  Management, L.P. and Minnesota Life Insurance Company, previously filed as Exhibit 8(u)(i) to Variable Annuity
                  Account's Form N-4, File Number 333-91784, Post-Effective
                  Amendment Number 2, on April 29, 2003, is hereby incorporated by reference.

26(h)(10)(i)      Participation Agreement by and among AIM Variable Insurance
                  Funds, AIM Distributors, Inc. and Minnesota Life Insurance
                  Company, previously filed as Exhibit 27(h)(10)(i) to Minnesota
                  Life Variable Life Account's Form N-6, File Number 333-96383,
                  Post-Effective Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.

26(h)(10)(ii)     Schedule A as amended May 1, 2003 to the Participation
                  Agreement among AIM Variable Insurance Funds, AIM
                  Distributors, Inc. and Minnesota Life Insurance Company, previously filed as Exhibit 27(h)(10)(ii) to Minnesota Life
                  Variable Life Account's Form N-6, File Number 333-96383,
                  Post-Effective Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.

26(h)(11)         Shareholder Services Agreement among American Century
                  Investment Services, Inc. and Minnesota Life Insurance
                  Company, previously filed as Exhibit 27(h)(11) to Minnesota
                  Life Variable Life Account's Form N-6, File Number 333-96383,
                  Post-Effective Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.

26(h)(12)         Participation Agreement by and among Minnesota Life Insurance
                  Company, Warburg, Pincus Trust, Credit Suisse Asset
                  Management, LLC and Credit Suisse Asset Management Securities,
                  Inc, previously filed as Exhibit 27(h)(12) to Minnesota Life
                  Variable Life Account's Form N-6, File Number 333-96383,
                  Post-Effective Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.

26(h)(13)(i)      Participation Agreement among MFS Variable Insurance Trust,
                  Massachusetts Financial Services Company and Minnesota Life
                  Insurance Company, previously filed as Exhibit 27(h)(13)(i) to Minnesota Life Variable Life Account's Form N-6, File Number
                  333-96383, Post-Effective Amendment Number 4, on April 30,
                  2003, is hereby incorporated by reference.

26(h)(13)(ii)     Amendment No. 1 to the Participation Agreement among MFS
                  Variable Insurance Trust, Massachusetts Financial Services
                  Company and Minnesota Life Insurance Company, previously filed as Exhibit 27(h)(13)(ii) to Minnesota Life Variable Life
                  Account's Form N-6, File Number 333-96383, Post-Effective
                  Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.

26(h)(13)(iii)    Amendment No. 2 to the Participation Agreement among MFS
                  Variable Insurance Trust, Massachusetts Financial Services
                  Company and Minnesota Life Insurance Company, previously filed as Exhibit 27(h)(13)(iii) to Minnesota Life Variable Life
                  Account's Form N-6, File Number 333-96383, Post-Effective
                  Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.

26(h)(14)(i)      Participation Agreement as of May 1, 2000 between Franklin
                  Templeton Variable Insurance Products Trust, Franklin
                  Templeton Distributors, Inc. and Minnesota Life Insurance
                  Company, previously filed as Exhibit 27(h)(14)(i) to Minnesota
                  Life Variable Life Account's Form N-6, File Number 333-96383,
                  Post-Effective Amendment Number 4, on April 30, 2003, is hereby incorporated by reference.

26(h)(14)(ii)     Amendment to Participation Agreement as of May 1, 2000 between
                  Franklin Templeton Variable Insurance Products Trust, Franklin
                  Templeton Distributors, Inc. and Minnesota Life Insurance
                  Company, previously filed as Exhibit 27(h)(14)(ii) to Minnesota Life Variable Life Account's Form N-6, File Number
                  333-96383, Post-Effective Amendment Number 4, on April 30,
                  2003, is hereby incorporated by reference.

26(h)(14)(iii)    Amendment No. 2 to Participation Agreement between Franklin
                  Templeton Variable Insurance Products Trust, Franklin
                  Templeton Distributors, Inc. and Minnesota Life Insurance
                  Company, previously filed as Exhibit 27(h)(14)(iii) to Minnesota Life Variable Life Account's Form N-6, File Number
                  333-96383, Post-Effective Amendment Number 4, on April 30,
                  2003, is hereby incorporated by reference.

26(h)(15)         Participation Agreement as of September 19, 2003 between
                  Minnesota Life Insurance Company and Waddell & Reed, Inc., previously filed as Exhibit 27(h)(15) to Registrant's Form
                  N-6, File Number 333-96383, Pre-Effective Amendment #1, on
                  February 19, 2004, is hereby incorporated by reference.

26(i)(1) Investment Accounting Agreement between Securian Financial Group, Inc. and State Street Bank and Trust Company, previously filed as Exhibit 24(c)8(q) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 1, on February 25, 2003, is hereby incorporated by reference.

26(i)(2) Administration Agreement between Securian Financial Group, Inc. and State Street Bank and Trust Company, previously filed as Exhibit 24(c)8(r) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 1, on February 25, 2003, is hereby incorporated by reference.

26(j)             Not Applicable.

26(k)             Opinion and Consent of Donald F. Gruber.

26(l)             Actuarial Opinion of Robert J. Ehren, FSA, CLU.

26(m)             Calculation.


26(n)             Consent of KPMG LLP to be filed by subsequent amendment.


26(o)             Not Applicable.

26(p)             Not Applicable.

26(q)             Not Applicable.

26(r) Minnesota Life Insurance Company - Power of Attorney to Sign Registration Statements.